EXHIBIT 1

Sale and Purchase Agreement

between

Trafigura Maritime Logistics Pte. Ltd.
(as seller)

and

Trafigura Group Pte. Ltd.
(as seller guarantor)

and

Urion Holdings (Malta) Limited
(as seller nominee)

and

Frontfleet Ltd.
(as buyer)

and

Frontline Ltd.
(as buyer guarantor)

regarding the shares in

White Flag Ventures XXVII Pte. Ltd.

and

White Flag Ventures XXVIII Pte. Ltd.

23 August 2019

Contents
Clause	Page

1.	Definitions	4
2.	The transaction	12
3.	Consideration	16
4.	Buyer’s representatives	19
5.	Period between Signing and Closing	19
6.	Signing	21
7.	Option Signing	23
8.	Closing	24
9.	Termination	28
10.	US Securities Laws	30
11.	Warranties of the Buyer	30
12.	Warranties of the Seller	35
13.	Guarantee	39
14.	Indemnification	43
15.	Miscellaneous	44

Schedules:
Schedule 1	Existing Share Pledges
Schedule 2	Bareboat Charters and Option Bareboat Charters
Schedule 3	Vessels and Option Vessels
Schedule 4	Interim Time Charter and Interim Umbrella Agreement
Schedule 5	Trafigura Time Charter
Schedule 6	Trafigura Time Charter Vessels and Option Vessels
Schedule 7	Closing Payment
Schedule 8	Position Pending Closing
Schedule 9	Restrictive Legend
Schedule 10	Closing Steps Plan
Schedule 11	Contracts
Schedule 12	Seller’s/Buyer’s Protection
Schedule 13	Reorganisation Plan
Schedule 14	Irrevocable Transfer Agent Instruction Letter

AGREEMENT

This sale and purchase agreement (the Agreement) is entered into on        August 2019 between:
(1)
Trafigura Maritime Logistics Pte. Ltd., a company incorporated in Singapore with registered number 201119446G and whose registered office is located at 10 Collyer Quay, #29-00, Ocean Financial Centre, Singapore 049315, the Republic of Singapore (the Seller);

(2)	Frontfleet Ltd., a Bermuda exempted company limited by shares with registration number 46057 and its registered address at Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton HM 08 Bermuda (the Buyer);
(3)
Urion Holdings (Malta) Limited, a company incorporated in Malta whose registsred address is at Blue Harbour Business Centre Level 1, Ta’ Xbiex Yacht Marina, Ta’ Xbiex XBX 1027, Malta, C53369 (the Seller Nominee);

(4)
Trafigura Group Pte. Ltd., a company incorporated in Singapore with registered number 201017488D and whose registered office is located at 10 Collyer Quay, #29-00, Ocean Financial Centre, Singapore 049315, the Republic of Singapore (the Seller Guarantor); and

(5)
Frontline Ltd., a Bermuda exempted company limited by shares with registration number 17460 and its registered address at Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton HM 08 Bermuda (the Buyer Guarantor).

Background
(A)
The Seller owns: (a) 100% of the shares (the Shares) in White Flag Ventures XXVII Pte. Ltd., a Singapore private company limited by shares with registration number 201711467N and its registered address at 10 Collyer Quay, #29-00, Ocean Financial Centre, Singapore (049315), (the Company or WFV XXVII); and (b) 100% of the shares (the Option Shares) in White Flag Ventures XXVIII Pte. Ltd., a Singapore private company limited by shares with registration number 201712788K and its registered address at 10 Collyer Quay, #29-00, Ocean Financial Centre, Singapore (049315) (the Option Company or WFV XXVIII).

(B)	Pursuant to the Bareboat Charters, the Company has agreed to hire, and each of the Vessel Owners has agreed to let, the Vessels on the terms and conditions set out therein.
(C)	Pursuant to the Option Bareboat Charters, the Option Company has agreed to hire, and each of the Option Vessel Owners has agreed to let, the Option Vessels on the terms and conditions set out therein.
(D)
Pursuant to the terms of the Bareboat Charters and the Option Bareboat Charters, the relevant Vessel Owner and Option Vessel Owner has granted the Interim Purchase Options in favour of, respectively, the Company and the Option Company.

(E)
The Seller desires to sell and the Buyer desires to purchase the Shares and, in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Option Shares, on the basis that: (i) the Company will exercise the Interim Purchase Options in respect of each of the Vessels; (ii) in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Option Company will exercise the Interim Purchase Options in respect of both of the First Option

Vessels; and (iii) in circumstances where, having exercised the First Option, the Buyer exercises the Second Option prior to the Second Option Exercise Expiry Date, the Option Company will exercise the Interim Purchase Options in respect of both of the Second Option Vessels, in each case on the terms set out herein, such that the nominated SPVs will concurrently with Closing be the legal and registered owner of, respectively, each of the Vessels and (as applicable) the Option Vessels.
1.	Definitions
For the purposes of this Agreement (including the Recitals), the following capitalised terms shall have the following meanings when used herein:
1.1	1933 Act means the United States Securities Act of 1933.
1.2	1934 Act means United States Securities Exchange Act of 1934.
1.3	Acquired Damaged Vessel has the meaning ascribed to such term in Clause 5.4.1(a).
1.4
agreed form means, in relation to a document, the form of that document that is agreed by such parties in good faith and either signed or initialled for identification purposes only by or on behalf of the Buyer and the Seller.

1.5	Agreement means this Agreement, including all schedules and appendices attached to it.
1.6	Bareboat Charters means the bareboat charters between the relevant Vessel Owner and the relevant Company set out in Schedule 2.
1.7	Bermuda Companies Act means the Companies Act, 1981, as amended, of Bermuda.
1.8	BoComm means Bank of Communications.
1.9	Business Day means any day (excluding a Saturday or a Sunday) when banks are open for general banking business in Geneva, London, Oslo, New York, Singapore and Bermuda.
1.10	Buyer has the meaning ascribed to such term in the preamble hereof.
1.11	Buyer Default has the meaning ascribed to such term in Clause 10.1.
1.12
Buyer Group means the Buyer and its Group (which after Closing includes the Company and, in circumstances where the Buyer has exercised the First Option prior to the First Option Exercise Expiry Date, the Option Company).

1.13	Buyer Guarantor has the meaning ascribed to such term in the preamble hereof.
1.14	Buyer Guarantor Shares means ordinary shares, par value $1.00 each, of the Buyer Guarantor.
1.15	Buyer Guarantor SEC Filings has the meaning ascribed to such term in Clause 12.3.1.
1.16	Buyer Warranties means the warranties set out in Clause 12.
1.17	Buyer Warranty Claim means a claim for breach of a Buyer Warranty.

1.18
Claim means: (i) with respect to the Seller, the Seller Guarantor or the Seller Nominee, a Seller Warranty Claim, an Indemnity Claim, Tax Indemnity Claim, a Reorganisation Tax Indemnity Claim or a claim against the Seller, the Seller Guarantor or the Seller Nominee for breach of this Agreement; and (ii) with respect to the Buyer or the Buyer Guarantor, a Buyer Warranty Claim or a claim against the Buyer or the Buyer Guarantor for breach of this Agreement.

1.19	Closing has the meaning ascribed to such term in Clause 9.1.1.
1.20
Closing Date means 15 March 2020 or such earlier date as the Buyer shall notify to the Seller in writing in accordance with Clause 2.4, as such Closing Date may be extended in accordance with Clause 9.4.

1.21	Closing Delay Event has the meaning ascribed to such term in Clause 9.4.2.
1.22	Closing Payment means the amount determined in accordance with Schedule 7.
1.23
Closing Steps Plan means the closing steps set out in Schedule 10 as such plan may be amended by and between the Parties prior to Closing in accordance with Clause 5.2.3, to be implemented by the Parties at Closing in accordance with Clause 9.1.3.

1.24	Company has the meaning ascribed to such terms in Recital (A).
1.25
Competent Authority means any national, supra national, federal, state, municipal or local government (including any court, commission, agency, authority or other body or entity exercising powers on behalf of any of the same) or any quasi-governmental or private body or entity exercising any governmental or judicial or quasi-governmental authority or function or any body or entity exercising regulatory authority under any Law.

1.26
Compulsory Acquisition means requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of a Vessel and/or (where applicable) Option Vessel by any government entity or other competent authority.

1.27	Consideration Shares means the Buyer Guarantor Shares to be issued and allotted by the Buyer Guarantor to the Seller Nominee on the Signing Date in accordance with Clause 3.2.1 and Clause 3.5.
1.28	Contracts means the contracts set out in Schedule 11.
1.29
Data Room means the electronic data room as at 12.00 noon (UK time) on 22 August 2019 established by the Seller with Firmex for the purposes of the Transaction identified with the project name "Project Sprint" (the index of which is attached to the Disclosure Letter), a copy of which is contained on the memory stick provided by the Seller to the Buyer prior to the execution of this Agreement).

1.30
Disclosed means: (i) in the context of any Seller Warranty, fairly disclosed in the Disclosure Letter or the Data Room in sufficient detail to enable the Buyer to identify the nature and scope of the matter disclosed; and (ii) in the context of any Buyer Warranty, fairly disclosed in the regulatory filings of the Buyer in sufficient detail to enable the Seller to identify the nature and scope of the matter disclosed.

1.31
Disclosure Letter means a letter of the same date as this Agreement addressed by the Seller to the Buyer for the purpose of Clause 13 which is accepted as such by the Buyer, and includes any document which is included or attached to it.

1.32	Early Interim Purchase Option Exercise Notice has the meaning ascribed to such term in Clause 2.4.2.
1.33	Encumbrance means any mortgage, charge, pledge, lien, option or other security interest or encumbrance of any kind.
1.34	Escrow Account means the cash account to be maintained by the Escrow Agent in accordance with the terms of the Escrow Agreement.
1.35	Escrow Account Pledge Agreement means the account pledge agreement entered into pursuant to the Escrow Agreement.
1.36	Escrow Agent means DNB Bank ASA.
1.37
Escrow Agreement means the agreement in the agreed form between the Seller, the Seller Nominee, the Buyer Guarantor and the Escrow Agent pursuant to which: (i) the Consideration Shares and, where applicable, Option Consideration Shares; and (ii) any cash proceeds related to the Consideration Shares and, where applicable, Option Consideration Shares, shall be held by the Escrow Agent on behalf of the Seller Nominee during the Escrow Period.

1.38
Escrow Period means: (i) in respect of the Consideration Shares, the period commencing on the Signing Date and ending on the Closing Date; (ii) in respect of First Option Consideration Shares, the period commencing on the First Option Exercise Date and ending on the Closing Date; and (iii) in respect of Second Option Consideration Shares, the period commencing on the Second Option Exercise Date and ending on the Closing Date.

1.39	Existing Registration Statement has the meaning ascribed to such term in Clause 11.1.1.
1.40
Existing Share Pledges means each of the share pledges listed in Schedule 1 granted by the Seller over the issued share capital of the Company and the Option Company in favour of, respectively, the relevant Vessel Owner(s) and the Option Vessel Owner(s) as security for their respective obligations under the relevant Bareboat Charter(s) and Option Bareboat Charter(s).

1.41	Failure to Close has the meaning ascribed to such term in Clause 10.1.
1.42	First Option means the Buyer’s option to acquire the First Option Vessels in accordance with Clause 2.3.1.
1.43
First Option Consideration Shares means the Buyer Guarantor Shares to be issued and allotted by the Buyer Guarantor to the Seller Nominee on the First Option Exercise Date, in accordance with Clause 3.2.2 and Clause 3.5.

1.44
First Option Exercise Date means, in the event that the First Option is exercised by the Buyer in accordance with the terms of this Agreement on or prior to the First Option Exercise Expiry Date, the date on which the First Option is exercised.

1.45	First Option Exercise Expiry Date means 12 September 2019.
1.46	First Option Signing Consideration means US$20,862,540.
1.47	First Option Vessels means each of the vessels detailed in Part B of Schedule 3.
1.48	Frontline Interim Time Charterer means Frontline Chartering Services Inc.
1.49	Fundamental Buyer Warranty means the Buyer Warranties set out at Clause 12.1.
1.50	Fundamental Seller Warranty means the Seller Warranties set out at Clause 13.1.
1.51
Group means in relation to a company, that company, any subsidiary undertaking or any parent undertaking from time to time of that company and any subsidiary undertaking from time to time of a parent undertaking of that company.

1.52	Holdco has the meaning ascribed to such term in paragraph 1 of Schedule 13.
1.53
Indemnity Claim means a claim, obligation or liability of or against: (i) the Companies or the Vessels; (ii) in circumstances where the First Option is exercised by the Buyer prior to the First Option Exercise Expiry Date, the Option Company and the First Option Vessels; and (iii) in circumstances where the Second Option is exercised by the Buyer prior to the Second Option Exercise Expiry Date, the Second Option Vessels, in each case incurred or otherwise existing prior to Closing on the Closing Date and which were either not Disclosed or which the Buyer would not have incurred had it acquired the Vessels and, as applicable, the Option Vessels directly by way of asset purchase pursuant to a memorandum of agreement on Norwegian Saleform 2012 terms rather than acquiring the Vessels and, as applicable, the Option Vessels indirectly through the acquisition of, respectively, the Company and the Option Company in accordance with the terms of this Agreement:

(a)
including, without limitation, any obligations or liabilities under the Bareboat Charters, the Option Bareboat Charters and any Contract and, in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date but does not subsequently exercise the Second Option prior to the Second Option Exercise Expiry Date, shall extend to any obligations or liabilities which relate to the Second Option Vessels; but

(b)
excluding for all purposes any liabilities incurred and/or payments made (whether by the Buyer, the Buyer Guarantor, the Company, the Option Company, a Vessel or an Option Vessel) under an Interim Time Charter.

1.54
Initial Consideration means the aggregate of the Signing Consideration and, in circumstances where an Option is exercised by the Buyer prior to the relevant Option Exercise Expiry Date, the relevant Option Signing Consideration.

1.55	Insurance Proceeds has the meaning ascribed to such term in Clause 5.4.1(a).
1.56
Interim Purchase Option means the right, contained in clause 52 of each Bareboat Charter and Option Bareboat Charter, for respectively, the Company and the Option Company to acquire, as applicable, the relevant Vessel or Option Vessel for the Interim Purchase Option

Price by giving not less than 45 days’ notice in writing to, as applicable, the relevant Vessel Owner or Option Vessel Owner.
1.57	Interim Purchase Option Exercise Date has the meaning ascribed to such term in Clause 2.4.1.
1.58	Interim Purchase Option Price shall in respect of each Vessel and Option Vessel have the meaning given to such term in the Bareboat Charter or Option Bareboat Charter of that Vessel or Option Vessel.
1.59
Interim Time Charter means a time charter substantially in the form set out in Part A of Schedule 4 and which, individually and collectively with all other Interim Time Charters, shall be governed by the interim umbrella agreement substantially in the form set out in  Part B of Schedule 4, to be entered into in respect of each of the Vessels and (where applicable) Option Vessels in accordance with Clause 2.6.

1.60
Law means any law and regulation, whether civil, criminal, administrative or otherwise in any jurisdiction (country, state, federal, city or territory) including all directives, regulations, rules. statutes, measures, subordinate legislation, permits, common law and local laws.

1.61	Lock-up Period has the meaning ascribed to such term in Clause 3.4.1.
1.62	NYSE means New York Stock Exchange.
1.63	Options means the First Option and the Second Option and Option means either of them.
1.64	Option Company has the meaning ascribed to such terms in Recital (A).
1.65	Option Bareboat Charters means the bareboat charters between the relevant Option Vessel Owner and the Option Company set out in Schedule 2.
1.66	Option Consideration Shares means, in respect of the First Option, the First Option Consideration Shares and, in respect of the Second Option, the Second Option Consideration Shares.
1.67	Option Exercise Date means, in respect of the First Option Vessels, the First Option Exercise Date and in respect of the Second Option Vessels, the Second Option Exercise Date.
1.68	Option Exercise Expiry Date means, in respect of the First Option, the First Option Exercise Expiry Date and, in respect of the Second Option, the Second Option Exercise Expiry Date.
1.69	Option Shares has the meaning ascribed to such term in Recital (A).
1.70	Option Signing means, in respect of the First Option, the First Option Signing and in respect of the Second Option, the Second Option Signing.
1.71	Option Signing Consideration means, in respect of the First Option, the First Option Signing Consideration and, in respect of the Second Option, the Second Option Consideration.

1.72	Option Signing Date means, in respect of the First Option, the First Option Signing Date and, in respect of the Second Option, the Second Option Signing Date.
1.73	Option Vessels means, in respect of the First Option, the First Option Vessels and, in respect of the Second Option, the Second Option Vessels.
1.74	Option Vessel Owner means, in relation to an Option Vessel, the existing registered owner of such Option Vessel as specified against such Option Vessel in Schedule 3.
1.75
Party means any of the Seller, the Buyer, the Seller Guarantor, the Buyer Guarantor or the Seller Nominee, and Parties means the Seller, the Buyer, the Seller Guarantor, the Buyer Guarantor and the Seller Nominee, collectively.

1.76	Registration Rights Agreement means the registration rights agreement in the agreed form between the Seller, the Seller Nominee and the Buyer Guarantor.
1.77	Reorganisation means the reorganisation to be conducted, as applicable, by the Seller and the Buyer in accordance with the Reorganisation Plan.
1.78	Reorganisation Plan means the reorganisations steps set out in Schedule 13.
1.79
Reorganisation Tax Indemnity Claim means a claim in respect of any Tax liabilities in Singapore (but not, for the avoidance of doubt, any Tax liabilities arising in any other jurisdiction) incurred by the Company or, in circumstances where the First Option is exercised by the Buyer prior to the First Option Exercise Date, the Option Company that arise in connection with the implementation of the Reorganisation in accordance with the Reorganisation Plan.

1.80	Restrictive Legend means the restrictive legend set out in Schedule 9.
1.81	SEC means the United States Securities and Exchange Commission.
1.82	Second Option means the Buyer’s option to acquire the Second Option Vessels in accordance with Clause 2.3.1.
1.83
Second Option Consideration Shares means the Buyer Guarantor Shares to be issued and allotted by the Buyer Guarantor to the Seller Nominee on the Second Option Exercise Date, in accordance with Clause 3.2.3 and Clause 3.5.

1.84
Second Option Exercise Date means, in the event that the Second Option is exercised by the Buyer in accordance with the terms of this Agreement on or prior to the Second Option Exercise Expiry Date, the date on which the Second Option is exercised.

1.85	Second Option Exercise Expiry Date means 24 September 2019.
1.86	Second Option Signing has the meaning ascribed to such term in Clause 8.2.1.
1.87	Second Option Signing Consideration means US$21,036,858.
1.88	Second Option Vessels means each of the vessels detailed in Part C of Schedule 3.
1.89	Seller has the meaning ascribed to such term in the preamble hereof.

1.90	Seller Default has the meaning ascribed to such term in Clause 10.1 .
1.91	Seller Group means the Seller and its Group.
1.92	Seller Guarantor has the meaning ascribed to such term in the preamble hereof.
1.93	Seller Nominee has the meaning ascribed to such term in the preamble hereof.
1.94	Seller Warranties means the warranties set out in Clause 13.
1.95	Seller Warranty Claim means a claim for a breach of a Seller Warranty.
1.96	Shares has the meaning ascribed to it in Recital (A).
1.97	Signing has the meaning ascribed to such term in Clause 6.2.1.
1.98	Signing Consideration means US$128,286,849.
1.99	Signing Date means the date of this Agreement.
1.100	SPVs has the meaning ascribed to such term in paragraph 1 of Schedule 13.
1.101	Stamp Duty Documents means:
(a)
a working sheet computing the net asset value per Share and, in circumstances where the First Option is exercised by the Buyer prior to the First Option Exercise Date, per Option Share in the form prescribed by the Stamp Duty Branch of the Inland Revenue Authority of Singapore and signed by a director or the secretary of the Company or, where applicable, the Option Company; and/or

(b)
such other documents as may be prescribed from time to time by the Stamp Duty Branch of the Inland Revenue Authority of Singapore for the purpose of assessing the stamp duty payable on a transfer of shares.

1.102
Surviving Terms means Clause 1 (Definitions), Clause 10 (Termination), Clause 11 (US Securities Law), Clause 14 (Guarantee), Clause 15.2 (Claim for damages) 15.3 (Limitations) and Clause 16 (Miscellaneous).

1.103
Tax or Taxation means all taxes, duties, levies, social security contributions (including National Insurance contributions) and imposts and any charges, surcharges, deductions and withholdings of a fiscal nature, whether direct or indirect, at whatever time and in whichever jurisdiction created or imposed, including any incidental or supplemental interest, penalties, surcharges and levies.

1.104
Tax Indemnity Claim means any liability to Taxation of the Company or, in circumstances where the First Option is exercised by the Buyer prior to the First Option Exercise Expiry Date, the Option Company incurred or otherwise existing prior to, or which relates to the period prior to, the Closing Date including, without limitation, all penalties, charges and interest and reasonable costs and expenses including, without limitation, external advisors’ and/or consultants’ fees incurred in connection with any claim or liability for Taxation as is mentioned below:

(a)	in respect of or arising from any transaction effected or deemed to have been effected on or before Closing;
(b)	by reference to any profits earned, accrued or received on or before Closing; and
(c)	any claim or liability for Taxation from the date of such company’s incorporation up to Closing, regardless of when such claim was, is or will be commenced.
For the purposes of this definition, the term “transaction” includes any transaction, circumstance, act, event or omission of whatever nature, and the term “profits” includes, income, profits or gains of any description or from any source and include profits deemed to have been or treated as earned, accrued or received for Taxation purposes.
1.105	Total Loss means, in relation to a Vessel or (where applicable) Option Vessel, its:
(a)	actual, constructive, compromised or arranged total loss;
(b)	Compulsory Acquisition unless the Vessel is released and returned to the possession of the relevant Vessel Owner or the Company within six months after the Compulsory Acquisition in question;
(c)
the capture, seizure, arrest of a nature covered by the Vessels’ and (where applicable) Option Vessels’ insurances, detention, condemnation as prize, confiscation or forfeiture of the Vessel (not falling within paragraph (b) of this definition), unless the Vessel is released and returned to the possession of the relevant Vessel Owner or the relevant Company within 60 days after the capture, seizure, arrest, detention, condemnation as prize, confiscation or forfeiture in question; or

(d)
the hijacking or theft of the Vessel which results in the loss of possession thereof by the relevant Vessel Owner or the relevant Company, unless the Vessel is released from such hijacking or theft and returned to those possession of the relevant Vessel Owner or the relevant Company within six months after the hijacking or theft in question.

1.106	Trading Day means a day on which trading in the common stock generally occurs on the NYSE.
1.107
Trafigura Time Charter means a time charter substantially in the form set out in Schedule 5 to be entered into in respect of the Trafigura Time Charter Vessels and (where applicable) the Trafigura Time Charter First Option Vessel and the Trafigura Time Charter Second Option Vessel, in each case in accordance with Clause 2.7.1.

1.108	Trafigura Time Charter Vessels means each of the Vessels identified in Part A of Schedule 6.
1.109	Trafigura Time Charter First Option Vessel means the First Option Vessel identified in Part B of Schedule 6.
1.110	Trafigura Time Charter Second Option Vessel means the Second Option Vessel identified in Part C of Schedule 6.

1.111	Transaction has the meaning ascribed to such term in Clause 2.1.
1.112	Transaction Documents means this Agreement, the Escrow Agreement, the Escrow Account Pledge Agreement, each Interim Time Charter, each Trafigura Time Charter and the Registration Rights Agreement.
1.113	Transfer Agent has the meaning ascribed to such term in Clause 3.5.1.
1.114
Transfer Agent Instruction Letter means the irrevocable instruction letter to be delivered to the Transfer Agent pursuant to, as applicable, Clause 6.4.1, Clause 7.4.1 and/or Clause 8.4.1, in the form set out in Schedule 14.

1.115	Vessels means each of the vessels detailed in Part A of Schedule 3.
1.116	Vessel Owner means, in relation to a Vessel, the registered owner of such Vessel.
1.117	WFV XXVII has the meaning ascribed to it in Recital (A).
1.118	WFV XXVIII has the meaning ascribed to it in Recital (A).
2.	The transaction
2.1	Sale and purchase of the Shares and the Option Shares
2.1.1	Upon the terms and subject to the conditions set out in this Agreement, the Seller agrees to sell and deliver and the Buyer agrees to purchase:
(a)	the Shares; and
(b)	in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Option Shares,
in each case free and clear from any Encumbrances (the Transaction).
2.2	The Vessels, the Option Vessels, the Bareboat Charters and the Option Bareboat Charters
2.2.1
The Buyer has agreed to acquire the Shares and, in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Option Shares, in each case on the Closing Date on the basis that, at the same time as the purchase of the Shares and (where applicable) the Option Shares, the nominated SPVs complete the acquisition of the Vessels and (where applicable) the relevant Option Vessels pursuant to the terms of, respectively, the Bareboat Charters and the Option Bareboat Charters.

2.2.2	Accordingly, upon the terms and subject to the conditions set out in this Agreement including, without limitation, the payment by the Buyer of the Closing Payment, the Seller agrees to procure that:
(a)	the Company exercises the Interim Purchase Option in respect of each of the Vessels and the nominated SPVs acquire the Vessels;
(b)	in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Option Company exercises the Interim Purchase Option in respect of both of the First Option Vessels and the nominated SPVs acquire the First Option Vessels; and
(c)
in circumstances where the Buyer has exercised the First Option and subsequently exercises the Second Option prior to the Second Option Exercise Expiry Date, the Option Company exercises the Interim Purchase Option in respect of both of the Second Option Vessels and the nominated SPVs acquire the Second Option Vessels, in each case on or immediately in advance of Closing on the Closing Date.
2.3	Options
2.3.1
The Seller grants to the Buyer the right, exercisable by notice in writing to the Buyer to be received by not later than 5:00 pm (London time) on the relevant Option Exercise Expiry Date, to acquire the respective Option Vessels in accordance with the terms of this Agreement.

2.3.2
If the Buyer does not exercise the First Option prior to the First Option Exercise Expiry Date, the Buyer shall not acquire the Option Company on Closing and the Option Company shall fall outside the terms of this Agreement accordingly and the provisions of this Agreement shall be read and interpreted by the Parties on that basis.  The Buyer shall not be entitled to exercise the Second Option if it has not exercised the First Option prior to the First Option Exercise Date in accordance with the terms of this Agreement.

2.3.3
In circumstances where the Buyer has exercised the First Option but does not subsequently exercise the Second Option prior to the Second Option Exercise Expiry Date, the Seller shall undertake such steps as may be necessary prior to Closing to move the Option Bareboat Charters for the Second Option Vessels together with related agreements out of the Option Company with the intention that on Closing the only vessels that the Option Company will hold will be the First Option Vessels and the provisions of this Agreement shall be read and interpreted by the Parties accordingly.

2.3.4	Upon the written request of the Buyer to be received by the Seller not later than seven (7) Business Days prior to:
(a)
the First Option Exercise Date, the Seller shall within  five (5) Business Days provide to the Buyer: (i) a declaration of class or (depending on the classification society) a class maintenance certificate dated not earlier than three (3) Business Days prior to the First Option Exercise Date in respect of both of the First Option Vessels; and (ii) information on any matters that would caveat the Seller Warranties set out in Clause 13.3 with respect to the First Option Vessels if those Seller Warranties were to be repeated at 5.00 p.m. (London time) on the date falling two (2) Business Days prior to the First Option Exercise Date; and

(b)
the Second Option Exercise Date, the Seller shall within five (5) Business Days provide to the Buyer: (i) a declaration of class or (depending on the classification society) a class maintenance certificate dated not earlier than three (3) Business Days prior to the Second Option Exercise Date in respect of both of the Second Option Vessels; and (ii) information on any matters that would caveat the Seller Warranties set out in Clause 13.3 with respect to the Second Option Vessels if those

Seller Warranties were to be repeated at 5.00 p.m. (London time) on the date falling two (2) Business Days prior to the Second Option Exercise Date.
2.4	Exercise of Interim Purchase Option
2.4.1
Subject to the receipt of an Early Interim Purchase Option Exercise Notice in which event Clause 2.4.2 shall apply, the Seller shall procure that (as applicable) the Company and, in circumstances where the First Option has been exercised by the Buyer prior to the First Option Exercise Expiry Date, the Option Company shall:

(a)	exercise the Interim Purchase Option in respect of each of the Vessels;
(b)	(where applicable) exercise the Interim Purchase Option in respect of both of the First Option Vessels; and
(c)	(where applicable) exercise the Interim Purchase Option in respect of both of the Second Option Vessels, in each case on the latest 45 days before the Closing Date (the Interim Purchase Option Exercise Date) with the intention that the Vessels and (where applicable) the relevant Option Vessels are transferred to, respectively, the Company and the Option Company immediately in advance of Closing on the Closing Date.
2.4.2
The Buyer shall have the right, exercisable by notice in writing served after the earlier of: (i) the First Option Exercise Expiry Date if the Buyer has not exercised the First Option by such date; (ii) the Second Option Exercise Date; and (iii) the Second Option Exercise Expiry Date, and  on or before 27 December 2019, to require that the Seller trigger an earlier exercise of:

(a)	the Interim Purchase Option in respect of each of the Vessels;
(b)	(where applicable) the Interim Purchase Option in respect of both of the First Option Vessels; and
(c)	(where applicable) the Interim Purchase Option in respect of both of the Second Option Vessels,
(an Early Interim Purchase Option Exercise Notice), in which case the Closing Date shall be set to the 15th of such month as is specified in the Early Interim Purchase Option Exercise Notice, provided that where the 15th of the month specified in the Early Interim Purchase Option Exercise Notice is less than 50 days (or such shorter time period the Parties shall agree in writing having regard to the notice requirements of BoComm under the Bareboat Charters and, as applicable, Option Bareboat Charter in relation to the exercise of the Interim Purchase Options) after the date of deemed receipt by the Seller of such Early Interim Purchase Option Exercise Notice, such date shall be deemed for all purposes to be the 15th day of the next following month. In circumstances where the 15th day of the month set out in, or deemed in accordance with this Clause 2.4.2 to be set out in, an Early Interim Purchase Option Exercise Notice is not a Business Day, such date shall be deemed for all purposes to be the next following Business Day.
2.4.3	Once exercised an Early Interim Purchase Option Exercise Notice shall be irrevocable and such notice may only be provided on an en bloc basis in respect of: (i) all of the Vessels;

(ii) in circumstances where the First Option has been exercised by the Buyer prior to the First Option Exercise Expiry Date, both of the First Option Vessels; and (iii) in circumstances where the Buyer has exercised the First Option and subsequently exercises the Second Option prior to the Second Option Exercise Expiry Date, both of the Second Option Vessels.
2.4.4
The Seller shall keep the Buyer updated from time to time and upon the reasonable request of the Seller on the current status of its financing of the Transaction and, on the earlier of the Interim Purchase Option Exercise Date and the date of the Early Interim Purchase Option Exercise Notice, the Buyer shall give to the Seller a copy of a binding or non-binding equity term sheet, equity funding letter or equivalent document from third party or related party lenders (which may include Seatankers) demonstrating support for and willingness to finance the Closing Payment.

2.5	Lubricating and hydraulic oils and greases
2.5.1	The Buyer shall compensate the Seller for unused lubricating and hydraulic oils and greases in storage tanks and unopened drums belonging to and paid for by:
(a)	each Company as at the Signing Date; and
(b)
in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Option Company in respect of the First Option Vessel as at the First Option Exercise Date; and

(c)
in circumstances where the Buyer has exercised the First Option and subsequently exercises the Second Option prior to the Second Option Exercise Expiry Date, the Option Company in respect of the Second Option Vessel as at the Second Option Exercise Date,

and shall pay the actual net price (excluding barging expenses) as evidenced by invoices or vouchers for the quantities as per the Signing Date or relevant Option Exercise Date (as applicable).
2.5.2
The Master of each Vessel and (where applicable) Option Vessel shall, together with any Buyer’s representatives on board, take soundings and agree quantities on: (i) the Signing Date in respect of each of the Vessels; (ii) the First Option Signing Date in respect of both of the First Option Vessels; and (iii) the Second Option Signing Date in respect of both of the Second Option Vessels.

2.5.3	The amount to be paid for the unused lubricating and hydraulic oils and greases shall be calculated:
(a)
within fifteen (15) Business Days of the Signing Date in respect of each of the Vessels and paid in cash by the Buyer to the Seller (in US$) to such account as the Seller shall notify to the Buyer for such purpose as soon as reasonably practicable thereafter but in any event by no later than the date falling twenty (20) Business Days of the Signing Date;

(b)
within fifteen (15) Business Days of the First Option Signing Date in respect of both of the First Option Vessels and paid in cash by the Buyer to the Seller (in US$) to such account as the Seller shall notify to the Buyer for such purpose as soon as reasonably practicable thereafter but in any event by no later than the date falling twenty (20) Business Days of the First Option Signing Date; and
(c)
within fifteen (15) Business Days of the Second Option Signing Date in respect of both of the Second Option Vessels and paid in cash by the Buyer to the Seller (in US$) to such account as the Seller shall notify to the Buyer for such purpose as soon as reasonably practicable thereafter but in any event by no later than the date falling twenty (20) Business Days of the Second Option Signing Date.

2.6	Interim Time Charters
The Seller shall procure that, as applicable, the Company and the Option Company enter into the Interim Time Charters as follows:
(a)	in respect of each Vessel, on the Signing Date; or
(b)	in respect of both First Option Vessels in circumstances where the Buyer has exercised the First Option prior to the First Option Exercise Expiry Date, on the First Option Exercise Date; and
(c)
in respect of both second Option Vessels in circumstances where the Buyer has exercised the First Option and subsequently exercises the Second Option prior to the Second Option Exercise Expiry Date, on the Second Option Exercise Date.

2.7	Trafigura Time Charters
2.7.1	The Seller shall enter into a Trafigura Time Charter in respect of:
(a)	each Trafigura Time Charter Vessel on the Signing Date;
(b)	in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Trafigura Time Charter First Option Vessel on the First Option Exercise Date; and
(c)
in circumstances where the Buyer has exercised the First Option and subsequently exercises the Second Option prior to the Second Option Exercise Expiry Date, the Trafigura Time Charter Second Option Vessel on the Second Option Exercise Date.

3.	Consideration
3.1	Consideration
3.1.1	The consideration for the Shares and (where applicable) the Option Shares shall comprise: (i) the Initial Consideration; and (ii) the Closing Payment.
3.2	Consideration Shares and Option Consideration Shares
3.2.1
The Buyer Guarantor shall issue and allot, and the Seller Nominee shall receive, in accordance with the escrow arrangements set forth in Clause 3.5, 16,035,856 Consideration Shares on the Signing Date.

3.2.2
In circumstances where the First Option is exercised by the Buyer prior to the First Option Exercise Expiry Date, the Buyer Guarantor shall issue and allot, and the Seller Nominee shall receive, in accordance with the escrow arrangements set forth in Clause 3.5, on the First Option Exercise Date such number of First Option Consideration Shares as shall be required to satisfy in full the First Option Signing Consideration based on a price per First Option Consideration Share equal to the volume weighted average price of a Buyer Guarantor Share on NYSE in the twenty (20) days prior to the First Option Exercise Date.
3.2.3
In circumstances where the Second Option is exercised by the Buyer prior to the Second Option Exercise Expiry Date, the Buyer Guarantor shall issue and allot, and the Seller Nominee shall receive, in accordance with the escrow arrangements set forth in Clause 3.5, on the Second Option Exercise Date such number of Second Option Consideration Shares as shall be required to satisfy in full the Second Option Signing Consideration based on a price per Second Option Consideration Share equal to the volume weighted average price of a Buyer Guarantor Share on NYSE in the twenty (20) days prior to the Second Option Exercise Date.

3.2.4
The Buyer Guarantor shall submit a supplemental listing application to the NYSE covering the listing of the Consideration Shares, promptly after the Signing Date and the Buyer Guarantor shall use its reasonable best efforts to cause the Consideration Shares to be listed on the NYSE as soon as reasonably practicable thereafter but in any event prior to the expiration of the Lock-up Period.

3.2.5
In circumstances where an Option is exercised by the Buyer prior to an Option Exercise Expiry Date, the Buyer Guarantor shall submit a supplemental listing application to the NYSE covering the listing of the relevant Option Consideration Shares (to the extent such shares are not covered in the supplemental listing application for the Consideration Shares), promptly after the relevant  Option Exercise Date and the Buyer Guarantor shall use its reasonable best efforts to cause the relevant Option Consideration Shares to be listed on the NYSE as soon as reasonably practicable thereafter but in any event within 5 calendar days.

3.3	Repurchase of Consideration Shares / Option Consideration Shares
It shall be a condition of issue of each of the Consideration Shares and Option Consideration Shares issued pursuant to this Agreement that:
(a)	the Consideration Shares and Option Consideration Shares shall be able to be repurchased by the Buyer Guarantor in accordance with the terms of this Agreement;
(b)
in the event that Clause 10.1.1 (a) applies, the Seller and/or the Seller Nominee (as applicable) shall sell and the Buyer Guarantor shall purchase all of the Consideration Shares and (where applicable) Option Consideration Shares for a nominal consideration of US$1.00, to be held as treasury shares of the Buyer Guarantor, in accordance with the provisions of section 42B of the Bermuda Companies Act or to be returned for cancellation by the Buyer Guarantor in accordance with the provisions of section 42A of the Bermuda Companies Act and the Seller shall execute, and/or procure that the Seller Nominee shall execute, all such instruments of transfer and instructions to the Escrow Agent as may be necessary to transfer the Consideration Shares and (where applicable) Option Consideration Shares to the Buyer Guarantor; and

(c)
in the event that paragraph 19 of Schedule 12 applies, the Seller and/or the Seller Nominee (as applicable) shall sell and the Buyer Guarantor shall purchase such number of Consideration Shares and/or Option Consideration Shares (at the same price as such Consideration Shares and/or Option Consideration Shares were issued to the Seller or the Seller Nominee in accordance with the terms of this Agreement) as shall be required to satisfy such successful Claim against the Seller in full and such repurchased Consideration Shares and/or Option Consideration Shares shall be held as treasury shares of the Buyer Guarantor in accordance with the provisions of section 42B of the Bermuda Companies Act or be returned for cancellation by the Buyer Guarantor in accordance with the provisions of section 42A of the Bermuda Companies Act and the Seller shall execute, and/or procure that the Seller Nominee shall execute, all such instruments of transfer and instructions to the Escrow Agent as may be necessary to transfer the relevant Consideration Shares and/or (where applicable) Option Consideration Shares to the Buyer Guarantor.
3.4	Lock-up
3.4.1
The Seller Group, including the Seller and the Seller Nominee, shall be restricted from selling, transferring, disposing or entering into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of all or any part of the Consideration Shares and (where applicable) the Option Consideration Shares owned either of record or beneficially (as defined in Rule 13d-3 under the 1934 Act) by the Seller or the Seller Nominee regardless of whether any such transaction is to be settled in securities, in cash or otherwise during the period commencing on the Signing Date and ending on the earlier of: (i) 30 November 2019; and (ii) the date falling seven (7) calendar days after completion of any equity issuance of US$100 million or more by the Buyer Guarantor undertaken in connection with the Transaction (excluding for such purpose any At-the-Market Offering) (the Lock-up Period).

3.4.2
During the Escrow Period, the Seller Guarantor, the Seller and the Seller Nominee will not, and will not permit any of their respective subsidiaries or affiliates to, create, incur, assume or suffer to exist any lien, pledge, claim, security interest or other encumbrance on the Consideration Shares or the Option Consideration Shares as applicable not otherwise contemplated in this Agreement.

3.4.3
At the end of the Lock-up Period the restrictions on the Consideration Shares and (where applicable) Option Consideration Shares set out in Clause 3.4.1 shall automatically and irrevocably fall away and cease to have any further force or effect.

3.4.4
If the Lock-up Period ends earlier than 30 November 2019 in accordance with Clause 3.4.1, the Parties shall promptly serve a joint notice on the Escrow Agent notifying them that the Lock-up Period has terminated in accordance with the terms of the Escrow Agreement.

3.5	Escrow
3.5.1	The Consideration Shares and (where applicable) the Option Consideration Shares shall be held in escrow pursuant to the terms of the Escrow Agreement.
3.5.2
The Consideration Shares bearing the Restrictive Legend and (where applicable) the Option Consideration Shares bearing the Restrictive Legend shall be initially registered in the name of the Escrow Agent and the Escrow Agent shall indicate on its books that the Seller Nominee is the beneficial owner of the Consideration Shares and (where applicable) the Option Consideration Shares.

3.5.3
During the Escrow Period but after the expiry of the Lock-up Period, the Seller and/or Seller Nominee (as applicable) shall be entitled to, in one or more transactions, sell or otherwise transfer the Consideration Shares and (where applicable) the Option Consideration Shares for cash to unaffiliated third parties provided that any such sale or transfer referenced in this Clause shall be a bona fide transaction conducted at arm’s length, in good faith and at fair market value; provided further that any proceeds arising out of the sale or transfer of the Consideration Shares and/or (where applicable) the Option Consideration Shares are promptly deposited and retained in the Escrow Account; provided further that the Buyer Guarantor shall upon request by the Seller and/or Seller Nominee (as applicable) instruct the Escrow Agent to release the relevant shares in connection with a sale or transfer of shares following the Lock-Up Period consistent with Clause 11.1.2.

3.5.4
The Seller and/or the Seller Nominee (as applicable) shall promptly upon the completion of a sale or transfer of Consideration Shares and/or (where applicable) Option Consideration Shares during the Escrow Period provide the Buyer with written notice of such transfer along with such reasonable evidence as the Seller, the Seller Nominee and the Escrow Agent are able to provide to evidence the payment of the cash proceeds of such transfer into the Escrow Account.

3.5.5
Any cash dividends or other distributions on the Consideration Shares and (where applicable) the Option Consideration Shares shall be transferred to the separate cash Escrow Account. Any stock dividends or other distributions on the Consideration Shares and (where applicable) the Option Consideration Shares shall be transferred to the Escrow Account.

3.5.6
The Escrow Account shall be pledged in favour of the Buyer Guarantor as of the Signing Date until immediately after Closing on the Closing Date. The Buyer Guarantor shall instruct the Escrow Agent to release the pledges on the Escrow Account immediately following Closing on the Closing Date.

3.5.7
Immediately after Closing on the Closing Date any monies held by the Escrow Agent in the Escrow Account shall be irrevocably released to the Seller Nominee and the Buyer Guarantor shall, with the cooperation of the Seller and the Seller Nominee and the Escrow Agent, cause the Buyer Guarantor Shares in the Escrow Account to be registered directly in the Seller Nominee’s name on the Buyer Guarantor’s share register maintained by the Buyer Guarantor’s transfer agent, Computershare Trust Company N.A. or such other duly appointed transfer agent from time to time (the Transfer Agent) and to bear the Restrictive Legend and the Buyer Guarantor will instruct the Transfer Agent to place a stop order on such Buyer Guarantor Shares, which will be represented in electronic book-entry format, provided that the Restrictive Legend may be removed as set forth in Clause 11.1.2.

3.6	Closing Payment
The Closing Payment shall be paid in cash by the Buyer to the Seller (in US$) on the Closing Date to such account as the Seller shall notify to the Buyer for such purpose five (5) Business Days in advance of the Closing Date.
4.	Buyer’s representatives
The Buyer has the right, with effect from:

(a)	the Signing Date in connection with each of the Vessels;
(b)	in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the First Option Exercise Date in connection with both of the First Option Vessels; and
(c)
in circumstances where the Buyer exercises the First Option and subsequently exercises the Second Option prior to the Second Option Exercise Expiry Date, the Second Option Exercise Date in connection with both of the Second Option Vessels, to place two (2) representatives on board (as appropriate) the Vessels and the Option Vessels, at their sole risk and expense. These representatives are on board for the purpose of familiarisation and in the capacity as observers only, and they shall not interfere in any respect with the operation of (as appropriate) the Vessels or the Option Vessels. The Buyer and the Buyer’s representatives shall sign the relevant P&I Club’s standard letter of indemnity prior to their embarkation.
5.	Period between Signing and Closing
5.1	Obligations prior to Closing
5.1.1
In circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date but does not then subsequently exercise the Second Option prior to the Second Option Exercise Expiry Date (but not, for the avoidance of doubt, in any other circumstances), the Seller shall procure that any Option Bareboat Charters entered into by the Option Company for the Second Option Vessels, together with any related agreements, are novated and transferred to a nominee of the Seller on or prior to the Closing Date.

5.1.2
The Parties acknowledge and agree that prior to Closing the Seller shall remove all working capital and cash balances in, and shall settle all inter-company balances of: (i) the Company; and (ii) in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Option Company, in each case with the intention that the Company and, as applicable, the Option Compay are left with such nominal amount of cash in them as shall be agreed between the Seller and the Buyer (for the purposes of this Clause 5.1, the Cash Clean Up Exercise).

5.1.3
The Parties acknowledge and agree that following the conclusion of the Cash Clean Up Exercise (or each Cash Clean Up Exercise where they are undertaken separately in relation to the Company and the Option Company), the Seller shall, on or after the Closing Date, invoice the Buyer for the agreed cash balance retained in the Company and/or, as applicable, the Option Company and the Buyer shall transfer the full amount of such retained cash balance(s) (in US$) to the Seller by same day electronic transfer, to such account as the Seller shall notify to the Buyer for such purpose.

5.2	Position pending Closing
5.2.1	The Seller hereby covenants with and undertakes to the Buyer to comply, so far as it is legally able, with the provisions of Schedule 8.
5.2.2	The Seller and the Buyer hereby undertake and agree to comply with their respective obligations under paragraphs 1 and 2 of Schedule 13.

5.2.3
The Parties hereby undertake and agree to work together in good faith prior to Closing to agree any necessary amendments to the Closing Steps Plan, taking into account the reasonable requirements of each of BoComm, the lenders to the Buyer and (where relevant) the relevant Vessel Owners and Option Vessel Owners, acknowledging that the Closing Payment is required for the payment of the Interim Purchase Option Price.

5.3	Issuance of Consideration Shares and Option Consideration Shares
5.3.1	The Buyer Guarantor will issue the Consideration Shares, in book entry form, to the Seller Nominee on Signing in accordance with Clause 3.2.1 and Clause 3.5.
5.3.2
In circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date, the Buyer Guarantor will issue the First Option Consideration Shares to the Seller Nominee on the First Option Exercise Date in accordance with Clause 3.2.2 and Clause 3.5.

5.3.3
In circumstances where the Buyer has exercised the First Option prior to the First Option Exercise Expiry Date and subsequently exercises the Second Option prior to the Second Option Exercise Expiry Date, the Buyer Guarantor will issue the Second Option Consideration Shares in book entry form to the Seller Nominee on the Second Option Exercise Date in accordance with Clause 3.2.3 and Clause 3.5.

5.3.4
Upon issuance, the Consideration Shares and (where applicable) the Option Consideration Shares will initially be registered in the name of the Escrow Agent for the benefit of the Seller Nominee as set forth in Clause 3.5.

5.4	Total loss of a Vessel
5.4.1	If, at any time between:
(a)	the Signing Date and the Closing Date in respect of any of the Vessels, a Vessel; or
(b)
in circumstances where the First Option is exercised by the Buyer prior to the First Option Exercise Expiry Date, the First Option Exercise Expiry Date and the Closing Date in respect of any of the First Option Vessels, a First Option Vessel; or

(c)
in circumstances where the Buyer exercises the First Option and subsequently exercises the Second Option prior to the Second Option Exercise Expiry Date, the Second Option Exercise Expiry Date and the Closing Date in respect of any of the Second Option Vessels, a Second Option Vessel,

suffers damage or becomes a Total Loss, or is subject to claims or causes of action with respect to or arising in connection with such Vessel or, as applicable, Option Vessel (such vessel an Acquired Damaged Vessel), the Seller shall promptly notify the Buyer in writing of that event and provide the Buyer with reasonable detail thereof.  With respect to any Acquired Damaged Vessel for which the Seller, the Company or, where applicable, the Option Company would be entitled to assert, or cause any other person to assert, a claim for recovery under any policy of insurance, the Seller shall, or shall cause the Company or, where applicable, the Option Company to, at the request of the Buyer, assert, or cause to be asserted, one or more claims under such policy of insurance covering such loss, liability or damage. The Buyer shall be able to review and provide input in advance with respect to any correspondence with the respective insurance provider, and at the Buyer’s request, assume and control any such claim process. All amounts received from any such insurance policy in respect of such claims (less an amount equal to any Tax payable on such amount) (Insurance Proceeds) will be distributed as follows:

(i)         any Insurance Proceeds received in respect of a Total Loss will be applied:

(A)        first, to discharge any indebtedness or liabilities in respect to such Acquired Damaged Vessel; and

(B)        second, to the Buyer or, as applicable, to relevant SPV (whether such amounts are received prior to or after the Closing);

(ii)        any Insurance Proceeds received in respect of damage that is not a Total Loss will be applied:

(A)        first, to repair the relevant damage to such Acquired Damaged Vessel or portion thereof; and

(B)        second, in payment to the Buyer or, as applicable, to the relevant SPV (whether such amounts are received prior to or after the Closing).

6.	Signing
6.1	Time and Place
Signing shall take place at the offices of Reed Smith LLP, The Broadgate Tower, 20 Primrose Street, London, EC2A 2RS, or at such other place as the Parties may agree in writing.
6.2	Payment of the Signing Consideration
6.2.1	Immediately following the execution of this Agreement, which shall occur on the date hereof (Signing), the Buyer shall pay to the Seller the Signing Consideration.
6.2.2
The Signing Consideration shall be satisfied in full by the allotment and issue, credited as fully paid, of 16,035,856 Consideration Shares, ranking in full for all dividends to be paid by the Buyer Guarantor on its ordinary shares after the Signing Date, in accordance with Clause 3.2.1 and Clause 3.5.

6.3	The Buyer’s Signing obligations
Immediately upon Signing, the Buyer shall:
6.3.1	procure the issue and allotment by the Buyer Guarantor of the Consideration Shares, in book entry form, to the Seller Nominee in accordance with Clause 3.2.1 and Clause 3.5;
6.3.2	deliver to the Seller:
(a)	a counterpart of the Disclosure Letter duly executed by the Buyer;
(b)
a copy of the resolutions of the board of directors of the Buyer at which this Agreement and each of the other Transaction Documents to which the Buyer is a party and the transactions contemplated thereby, were approved and the execution of this Agreement and each of the other Transaction Documents to which the Buyer is a party by the person or persons executing them on behalf of the Buyer was authorised;
(c)	a counterpart of the Escrow Agreement duly executed by the Escrow Agent;
(d)	a counterpart Interim Time Charter in relation to each of the Vessels duly executed by the Frontline Interim Time Charterer; and
(e)	duly executed Trafigura Time Charters in relation to each of the Trafigura Time Charter Vessels.
6.4	The Buyer Guarantor’s Signing obligations
Immediately upon Signing, the Buyer Guarantor shall:
6.4.1
deliver to the Transfer Agent the Transfer Agent Instruction Letter instructing the Transfer Agent to issue and allot the Consideration Shares to the Seller Nominee, in book entry form, in accordance with Clause 3.2.1 and Clause 3.5;

6.4.2	deliver to the Seller:
(a)	a copy of the Transfer Agent Instruction Letter delivered to the Transfer Agent with respect to the Consideration Shares pursuant to Clause 6.4.1;
(b)
the legal opinion in the agreed form duly executed by Buyer Guarantor's overseas counsel and addressing the capacity and authority of the Buyer Guarantor to enter into this Agreement and each of the other Transaction Documents to which it is a party and to issue and allot the Consideration Shares and, in circumstances where the First Option is exercised by the Buyer prior to the First Option Exercise Expiry Date and the Second Option is exercised by the Buyer prior to the Second Option Exercise Expiry Date, the Option Consideration Shares, in each case to the Seller in accordance with the terms of this Agreement;

(c)
a copy of the resolution of the board of directors of the Buyer Guarantor at which this Agreement and each of the other Transaction Documents to which the Buyer Guarantor is a party and the transactions contemplated thereby including, without limitation, the issue and allotment of the Consideration Shares and the Option Consideration Shares, were approved and the execution of this Agreement and each of the other Transaction Documents to which the Buyer Guarantor is a party by the person or persons executing them on behalf of the Buyer Guarantor was authorised;

(d)	a counterpart of the Escrow Agreement duly executed by the Buyer Guarantor;
(e)	a counterpart of the Escrow Account Pledge Agreement duly executed by the Buyer Guarantor; and
(f)	a counterpart of the Registration Rights Agreement duly executed by the Buyer Guarantor.
6.5	The Seller’s Signing obligations
Immediately upon Signing, the Seller shall:

6.5.1	deliver to the Buyer:
(a)	the Disclosure Letter duly executed by the Seller;
(b)	counterparts of the Escrow Agreement duly executed by the Seller and the Seller Nominee;
(c)	a counterpart of the Escrow Account Pledge Agreement duly executed by the Seller Nominee;
(d)	counterparts of the Registration Rights Agreement duly executed by the Seller and the Seller Nominee;
(e)
a copy of the minutes of the meeting of the board of directors of the Seller, the minutes of the meeting of the board of directors of the Seller Guarantor and the minutes of the board of directors of the Seller Nominee at which this Agreement and each of the other Transaction Documents to which the Seller, the Seller Guarantor and the Seller Nominee are respectively a party and the transactions contemplated by them were approved and the execution of this Agreement and each of the other Transaction Documents to which the Seller, the Seller Guarantor and the Seller Nominee are respectively a party by the person or persons executing them on behalf of the Seller, the Seller Guarantor and the Seller Nominee (as applicable) was authorised;

(f)	a copy of the minutes of meeting of the Company at which the transactions contemplated by this Agreement were approved;
(g)	a counterpart Interim Time Charter in relation to each of the Vessels duly executed by the Company;
(h)	duly executed Trafigura Time Charters in relation to each of the Trafigura Time Charter Vessels; and
(i)
a declaration of class or (depending on the classification society) a class maintenance certificate dated no earlier than three (3) Business Days prior to the Signing Date confirming that the Vessels, are in class free of overdue condition/recommendation together with such other documents as are relevant and set out in Saleform 2012 clause 8.

7.	First Option Signing
7.1	Time and Place
First Option Signing shall take place at Reed Smith LLP, The Broadgate Tower, 20 Primrose Street, London, EC2A 2RS, or at such other place as the Parties may agree in writing.
7.2	Payment of the Option Signing Consideration
7.2.1
Immediately following the exercise by the Buyer of the First Option, which shall occur on the First Option Exercise Date (First Option Signing), the Buyer shall pay to the Seller the First Option Signing Consideration.

7.2.2
The First Option Signing Consideration shall be satisfied in full by the allotment and issue, credited as fully paid, of the First Option Consideration Shares, ranking in full for all dividends to be paid by the Buyer Guarantor on its ordinary shares after the First Option Exercise Date, in accordance with Clause 3.2.2.

7.3	The Buyer’s First Option Signing obligations
Immediately upon First Option Signing, the Buyer shall:
7.3.1	procure the issue and allotment by the Buyer Guarantor of the First Option Consideration Shares to the Seller Nominee, in book entry form, in accordance with Clause 3.2.2 and Clause 3.5;
7.3.2	deliver to the Seller:
(a)	a counterpart Interim Time Charter in relation to both of the First Option Vessels duly executed by the Frontline Interim Time Charterer; and
(b)	a duly executed Trafigura Time Charter for the Trafigura Time Charter First Option Vessel.
7.4	The Buyer Guarantor’s First Option Signing obligations
Immediately upon First Option Signing, the Buyer Guarantor shall:
7.4.1
deliver to the Transfer Agent the Transfer Agent Instruction Letter instructing the Transfer Agent to issue and allot the First Option Consideration Shares to the Seller Nominee, in book entry form, in accordance with Clause 3.2.2 and Clause 3.5; and

7.4.2	deliver to the Seller a copy of the Transfer Agent Instruction Letter delivered to the Transfer Agent with respect to the First Option Consideration Shares pursuant to Clause 7.4.1.
7.5	The Seller’s First Option Signing obligations
Immediately upon First Option Signing, the Seller shall:
7.5.1	deliver to the Buyer:
(a)	a counterpart Interim Time Charter in relation to both of the First Option Vessels duly executed by the Option Company;
(b)	a duly executed Trafigura Time Charter for the Trafigura Time Charter First Option Vessel; and
(c)
to the extent requested by the Buyer in accordance with Clause 2.3.4, a declaration of class or (depending on the classification society) a class maintenance certificate dated no earlier than three (3) Business Days prior to the First Option Signing Date confirming that the First Option Vessels are in class free of overdue condition/recommendation together with such other documents as are relevant and set out in Saleform 2012 clause 8.

8.	Second Option Signing
8.1	Time and Place
Second Option Signing shall take place at Reed Smith LLP, The Broadgate Tower, 20 Primrose Street, London, EC2A 2RS, or at such other place as the Parties may agree in writing.
8.2	Payment of the Second Option Signing Consideration
8.2.1
Immediately following the exercise by the Buyer of the Second Option, which shall occur on the Second Option Exercise Date (Second Option Signing), the Buyer shall pay to the Seller the Second Option Signing Consideration.

8.2.2
The Second Option Signing Consideration shall be satisfied in full by the allotment and issue, credited as fully paid, of the Second Option Consideration Shares, ranking in full for all dividends to be paid by the Buyer Guarantor on its ordinary shares after the relevant Second Option Exercise Date, in accordance with Clause 3.2.3.

8.3	The Buyer’s Second Option Signing obligations
Immediately upon Second Option Signing, the Buyer shall:
8.3.1	procure the issue and allotment by the Buyer Guarantor of the Second Option Consideration Shares, in book entry form, to the Seller Nominee in accordance with Clause 3.2.3 and Clause 3.5; and
8.3.2	deliver to the Seller:
(a)	a counterpart Interim Time Charter in relation to both of the Second Option Vessels duly executed by the Frontline Interim Time Charterer; and
(b)	a duly executed Trafigura Time Charter for the Trafigura Time Charter Second Option Vessel.
8.4	The Buyer Guarantor’s Second Option Signing obligations
Immediately upon Second Option Signing, the Buyer Guarantor shall:
8.4.1
deliver to the Transfer Agent the Transfer Agent Instruction Letter instructing the Transfer Agent to issue and allot the Second Option Consideration Shares to the Seller Nominee, in book entry form, in accordance with Clause 3.2.3 and Clause 3.5;

8.4.2	deliver to the Seller a copy of the Transfer Agent Instruction Letter delivered to the Transfer Agent with respect to the Second Option Consideration Shares pursuant to Clause 8.4.1.
8.5	The Seller’s Second Option Signing obligations
Immediately upon Second Option Signing, the Seller shall:
8.5.1	deliver to the Buyer:
(a)	a counterpart Interim Time Charter in relation to both of the Second Option Vessels duly executed by the Option Company;

(b)	a duly executed Trafigura Time Charter for the Trafigura Time Charter Second Option Vessel; and
(c)
to the extent requested by the Buyer in accordance with Clause 2.3.4, a declaration of class or (depending on the classification society) a class maintenance certificate dated no earlier than three (3) Business Days prior to the Second Option Signing Date confirming that the Second Option Vessels are in class free of overdue condition/recommendation together with such other documents as are relevant and set out in Saleform 2012 clause 8.

9.	Closing
9.1	Time and place
9.1.1	The consummation of the sale and purchase of the Shares and (where applicable) the Option Shares hereunder (the Closing) shall take place:
(a)
on the Closing Date, or on such earlier date as shall be determined in accordance with Clause 2.4.2 following the service, by the Buyer on the Seller, of an Early Interim Purchase Option Exercise Notice; and

(b)	at Reed Smith LLP, The Broadgate Tower, 20 Primrose Street, London, EC2A 2RS, or at such other date and/or place as the Parties may agree in writing.
9.1.2
All proceedings to take place at the Closing in accordance with Clauses 9.2.1 and 9.2.2 shall take place simultaneously, and no transfer shall be deemed complete until all such proceedings have been completed.

9.1.3	The Parties agree that the Closing shall take place in accordance with, and the Parties shall do, or procure to be done, the things set out in, the Closing Steps Plan on Closing.
9.1.4	The Seller and the Buyer hereby undertake and agree to comply with their respective obligations under paragraphs 3 to 8 inclusive) of Schedule 13.
9.2	The Seller’s Closing obligations
9.2.1	At Closing the Seller shall:
(a)
pay to BoComm such top-up amount in United States dollars as may be required under the Interim Purchase Options over and above the Closing Payment (which shall be paid by the Buyer in accordance with Clause 3.6) to satisfy in full the Interim Purchase Option Price in respect of each Vessel and, in circumstances where the First Option and/or the Second Option is exercised by the Buyer prior to the relevant Option Exercise Expiry Date, the relevant Option Vessels;

(b)
deliver to the Buyer of such documentation as shall be reasonably agreed between the Buyer and the Seller evidencing the fact that: (i) the relevant Holdco(s) (as applicable) are the legal owners of the relevant SPVs; and (ii) the transfer of the shares in the relevant Holdco to the Company and (where applicable) the Option Company has taken place in accordance with the provisions of Schedule 13;

(c)
to the extent not previously provided pursuant to Clause 5.1.2, delivery to the Buyer documentation evidencing the settlement of any intra group liabilities between the Company and (where applicable) the Option Company on the one side and the Seller or any affiliated company of the Seller on the other side without any further obligations of the Company and (where applicable) the Option Company;
(d)
deliver to the Buyer instruments of transfer duly executed by the Seller in respect of the Shares and (where applicable) the Option Shares being sold in favour of the Buyer free of Encumbrances, accompanied by the relevant share certificates (or an indemnity in a form satisfactory to the Buyer in the case of any share certificate found to be missing);

(e)
deliver to the Buyer the Stamp Duty Documents in respect of the Shares and (where applicable) the Option Shares being sold by the Seller, duly executed on behalf of each of the Company and (where applicable) the Option Company;

(f)	deliver a copy of the board resolutions of the Company and (where applicable) the Option Company:
(i)
approving the lodgement of the transfer of the Shares and (where applicable) the Option Shares (subject, in each case, only to their being duly stamped) with the Accounting and Corporate Regulatory Authority (for the purposes of this Clause 9.2.1, ACRA);

(ii)
approving the cancellation of the share certificates issued in the name of the Seller in respect of the Shares and (where applicable) the Option Shares and the issue of the new share certificates in respect of the Shares and (where applicable) the Option Shares in the name of the Buyer;

(iii)
authorising the company secretary of the Company and (where applicable) the Option Company to make all necessary filings with ACRA in respect of the transfer of the Shares and (where applicable) the Option Shares; and

(iv)
accepting the resignations of those directors resigning from their positions at the Company and, where applicable, the Option Company and appointing such persons as the Buyer shall nominate to such office in their places, in each case in accordance with sub Clause (k) below;

(g)
in relation to each Vessel or, as applicable, Option Vessel, provide a copy of the bill of sale transferring title to that Vessel or, as applicable, Option Vessel from the relevant Vessel Owner or Option Vessel Owner to the nominated SPV;

(h)
in relation to each Vessel or, as applicable, Option Vessel, provide a faxed copy of a certificate or Transcript of Registry issued by the competent authorities of the flag state or other evidence of registration from the flag state, in either case on the date of closing evidencing the ownership of that Vessel or, as applicable, Option Vessel by the nominated SPVs and that the Vessel or, as applicable, Option Vessel is free from registered encumbrances and mortgages;

(i)
only in circumstances where the Buyer exercises the First Option prior to the First Option Exercise Expiry Date but does not then subsequently exercise the Second Option prior to the Second Option Exercise Expiry Date, provide evidence that any Option Bareboat Charters entered into by the Option Company for a Second Option

Vessel, together with any related agreements, have been transferred / novated out of the Option Company in accordance with Clause 5.1.1;
(j)
in relation to the Company and, as applicable, the Option Company provide a copy of a Deed of Release and Reassignment discharging, releasing and reassigning any and all security and Encumbrances granted by the Seller, Company and, as applicable, the Option Company in relation to, respectively, each Bareboat Charter and Option Bareboat Charter (together with notices of reassignment required to be delivered thereunder) with the result that there are no further securities or Encumbrances over the Shares or, as applicable the Option Shares or any assets of the Company or, as applicable the Option Company when the Shares and, as applicable, the Option Shares are transferred to the Buyer;

(k)
procure that all of the directors of the Company and (where applicable) the Option Company resign and enter into an acknowledgement in the agreed form that they have no claims against, as applicable, the Company or the Option Company and are replaced by such alternative directors nominated by the Buyer as the Buyer shall notify to the Seller in writing not later than ten (10) Business Days prior to the Closing Date;

(l)
procure that all of the directors of the Holdco(s) and each of the SPVs resign and enter into an acknowledgement in the agreed form that they have no claims against, as applicable, the Seller (or relevant affiliate of the Seller) or the Holdco(s) and are replaced by such alternative directors nominated by the Buyer as the Buyer shall notify to the Seller in writing not later than ten (10) Business Days prior to the Closing Date; and

(m)
give a joint written instruction to the Escrow Agent in accordance with the Escrow Agreement to release the cash on the cash Escrow Account and any Buyer Guarantor Shares held in escrow for the benefit of the Seller Nominee.

9.2.2
The Parties acknowledge and agree that the obligation to deliver items relating to the Vessels and/or the Option Vessels on Closing shall not extend to any Vessels or Option Vessels (as appropriate) that are subject to a Total Loss at any time on or prior to the Closing Date.

9.2.3
The Seller shall bear and arrange for the payment of all stamp duty in connection with the transfer of the Shares to the Buyer and, in circumstances where the First Option is exercised by the Buyer prior to the First Option Exercise Expiry Date, the transfer of the Option Shares to the Buyer, in each case in accordance with the terms of this Agreement.  The Seller shall ensure that all such stamp duty shall be properly computed and paid, and shall indemnify the Buyer for any stamp duty and penalties thereon that may be charged or levied on the Buyer in connection with the transfer of the Shares and (where applicable) the Option Shares from the Seller to the Buyer in accordance with the terms of this Agreement.

9.3	The Buyer’s Closing obligations
9.3.1	At Closing the Buyer shall:
(a)
pay to the Seller in cash by same day electronic transfer to such account as the Seller shall notify to the Buyer for such purpose an amount in United States dollars that is equal to the Closing Payment; and

(b)
pay to the Seller in cash by same day electronic transfer to such account as the Seller shall notify to the Buyer for such purpose an amount in United States dollars that is equal to cash amounts agreed in accordance with Clause 5.1.3.

9.4	The Buyer Guarantor’s Closing obligations
9.4.1
At Closing the Buyer Guarantor shall give a joint written instruction to the Escrow Agent in accordance with the Escrow Agreement to release the cash on the cash Escrow Account and any Buyer Guarantor Shares held in escrow for the benefit of the Seller Nominee.

9.5	Postponement to Closing
9.5.1
If either of the Seller or the Buyer (for the purposes of this Clause 9.4, the defaulting party) fails to comply with its obligations under Clauses 9.1.3, 9.2.1 and/or 9.3.1 on or before the Closing Date, the non-defaulting Party may, without prejudice to any other rights or remedies which it may have under this Agreement by written notice to the defaulting party, defer closing to a place, time and date, being a Business Day not more than fifteen (15) Business Days after the original date intended for closing, and the provisions of this Agreement, including, without limitation, Clauses 9.1.3, 9.2.1 and 9.3.1, shall apply to Closing as so deferred.

9.5.2
If a Vessel or, as applicable, Option Vessel is subject to an incident listed in Clause 1.105 (Total Loss) which with the passage of time would result in a Total Loss but which will not constitute a Total Loss at the Closing Date (for the purposes of this Clause 9.4.2, a Closing Delay Event), the Closing Date shall be postponed to the earlier of the date falling three (3) Business Days after: (i) the date on which the relevant Vessel or Option Vessel becomes a Total Loss; and (ii) the expiry of the applicable time period for the relevant Total Loss event as set out in Clause 1.105, whereupon the Closing shall occur.  If a Closing Delay Event occurs after the earlier to occur of the Interim Purchase Option Exercise Date and the service on the Seller by the Buyer of an Early Interim Purchase Option Exercise Notice and notification for exercise of the Interim Option has already been sent to the relevant Vessel Owner and (where relevant) Option Vessel Owner, the Closing Date shall only be postponed if the relevant Vessel Owner and (where applicable) Option Vessel Owner consents to such postponement. In circumstances where the relevant Vessel Owner or (where relevant) Option Vessel Owner does not consent to a postponement of the Closing Date, the Parties shall discuss and agree in good faith such amendments to the Closing Steps Plan as shall be required to achieve Closing in accordance with the terms of this Agreement on the Closing Date whereupon the Closing shall occur on the Closing Date. Save for such amendments as shall be required to be made to the Closing Steps Plan in accordance with the terms of this Clause 9.4.2, no other changes shall be made to the terms of this Agreement which shall continue in full force and effect.

10.	Termination
10.1	Termination
10.1.1
Subject to Clause 10.1.4, in the event that Closing does not occur on the Closing Date in accordance with the terms of this Agreement (a Failure to Close), this Agreement shall automatically and irrevocably terminate and cease to have any further force and effect provided that:

(a)	where the Failure to Close is caused by, or is a result of, a default of the Seller (including as a result of the Seller not fulfilling the Seller’s Closing obligations set out in Clause 9.2 (a Seller Default)), the Consideration Shares and, where applicable, Option Consideration Shares, shall (to the extent legally possible) be repurchased by the Buyer Guarantor in accordance with Clause 3.3 and any cash amount on the Escrow Account shall be returned to the Buyer Guarantor; and
(b)
where the Failure to Close is caused by, or is a result of, a default of the Buyer or the Buyer Guarantor (including as a result of the Buyer and/or the Buyer Guarantor not fulfilling their respective Closing obligations set out in Clause 9.3.1 and Clause 9.4.1 (a Buyer Default)), the Consideration Shares and, where applicable, Option Consideration Shares along with any cash amount on the Escrow Account shall be retained by the Seller Nominee absolutely.

10.1.2
The remedies set out in Clause 10.1.1(b) are for the protection of a legitimate business interest and the Parties agree is not extravagant, exorbitant or unconscionable. In the event that the value of the Consideration Shares and, where applicable, the Option Consideration Shares (or, where applicable, any cash amount standing to the credit of the Escrow Account) does not cover the Seller’s loss, the Seller is entitled to claim further compensation for its losses and all expenses incurred together with interest in accordance with the terms of this Agreement.

10.1.3
In circumstances where the remedies set out in Clause 10.1.1(a) do not cover the Buyer’s loss, the Buyer is entitled to claim further compensation for its losses and all expenses incurred together with interest in accordance with the terms of this Agreement.

10.1.4
In circumstances where Claims are settled pursuant to paragraph 19 of Schedule 13, and the value of the Consideration Shares and, where applicable, the Option Consideration Shares (or, where applicable, any cash amount standing to the credit of the Escrow Account) does not cover the Buyer’s loss, the Buyer is entitled to claim further compensation for its losses and all expenses incurred together with interest in accordance with the terms of this Agreement.

10.1.5	Upon termination of this Agreement, all rights and obligations of the Parties shall cease to have effect immediately except that termination shall not affect:
(a)	the accrued rights and obligations of the Parties at the date of termination; and
(b)	the continued existence and validity of this Agreement and the rights and obligations of the Parties set out in the Surviving Terms.
11.	US Securities Laws
11.1.1
As soon as reasonably practicable after Signing and in no event later than two (2) Business Days following the Second Option Exercise Expiry Date, the Buyer Guarantor agrees to prepare and file with the SEC either: (a) a prospectus supplement to the automatic shelf registration statement on Form F-3ASR filed with the SEC on 5 July 2019 (the Existing Registration Statement) if the Existing Registration Statement is available for use by the Buyer Guarantor to register secondary shares for resale; or (b) if the Existing Registration Statement is not available to register secondary shares for resale, a new registration statement, in either case, covering the resale of all Consideration Shares and Option Consideration Shares (as applicable) issued and outstanding as of such date of registration, provided that if Option Consideration Shares are issued after the prospectus supplement to the Existing Registration Statement or the new registration statement, as applicable, is filed with the SEC, and such prospectus supplement or new registration statement, as applicable, does not include the Option Consideration Shares, then the Buyer Guarantor shall  prepare and file with the SEC either: (i) if the Existing Registration Statement is available to register secondary shares for resale, a new prospectus supplement to the Existing Registration Statement; or (ii) if the Existing Registration Statement is not available to register secondary shares for resale, and a new registration statement has been filed with the SEC, a prospectus supplement or amendment to the new registration statement; or (iii) if the registration statement referred to in part (ii) of this Clause is not available to register secondary shares for resale, a new registration statement, in any case, covering the resale of the Option Consideration Shares promptly following their issuance, on the terms and subject to the conditions set forth in the Registration Rights Agreement.
11.1.2
The Buyer Guarantor agrees to promptly remove or cause the Transfer Agent to remove, with the cooperation of the Seller, the Seller Nominee and, if applicable, the Escrow Agent, not to be unreasonably withheld or delayed, the Restrictive Legend from the Consideration Shares and the Option Consideration Shares (as applicable) upon the earlier of: (i) the settlement date in connection with a valid sale, transfer or other disposition pursuant to (x) an effective registration statement or (y) an exemption from the registration requirements of the 1933 Act; and (ii) such date that all of the Consideration Shares and the Option Consideration Shares (as applicable) may be sold without restriction, including the volume, manner of sale requirements and current public information requirements, under Rule 144 of the 1933 Act; provided that the Consideration Shares and the Option Consideration Shares (as applicable) may not be sold, transferred or otherwise disposed of and the Restrictive Legend and the stop transfer order may not be removed during the Lock-up Period; and provided further that Seller and Seller Nominee shall provide the Buyer Guarantor with (a) such information and documentation reasonably requested in connection with such Restrictive Legend removal no later than the trade date and (b) in the case of (i)(y) above, an opinion of counsel reasonably acceptable to the Buyer Guarantor that the Restrictive Legends may be removed in connection with such transactions or otherwise; provided that no such opinion shall be required to sell, assign or otherwise transfer the Consideration Shares and/or Option Consideration Shares (as applicable) to any member of the Seller Group unless such opinion is required by the Transfer Agent.  Notwithstanding the foregoing, provided that there is an effective registration statement covering the resale of the Consideration Shares and, where applicable, the Option Consideration Shares, in the event that the Seller Nominee requests the Buyer Guarantor to remove the Restrictive Legend from a specified number of shares that the Seller Nominee has a bona fide intention of selling within a 30-day period, the Buyer Guarantor agrees to promptly, and in no event later than the second Trading Day after receipt of such notice in the agreed form, provide any legal opinion or other documentation reasonably requested by the Transfer Agent and the Buyer Guarantor required to remove the Restrictive Legend from such specified number of Consideration Shares or, where applicable, Option Consideration Shares on the basis that the shares to be sold are covered by an effective registration statement.

11.1.3
The Seller and/or the Seller Nominee (as applicable) agrees to comply with the U.S. securities laws, including any applicable filing requirements under the 1934 Act, relating to its beneficial ownership of or resale or other transfer of any Consideration Shares and, where applicable, Option Consideration Shares.

11.1.4
Upon the Buyer Guarantor’s request, the Seller and/or the Seller Nominee (as applicable) will cooperate and use reasonable efforts to assist in a timely fashion by providing information concerning the Seller Group (including the Seller Nominee) as may be reasonably requested to complete any filing or application required to be made in connection with the preparation for or implementation of the Transaction (or any part thereof) or any time thereafter, including in connection with or as a result of the Buyer Guarantor’s issuance of the Consideration Shares and the Option Consideration Shares (as applicable).

Without limiting the generality of the foregoing, it is understood and agreed that after Closing, the Buyer Guarantor may be required from time to time to prepare and file with the SEC forms, statements (including registration statements), and reports as may be required under the United States federal securities laws (for the purposes of this Clause 11.1.4, SEC Filings).
The Seller and/or the Seller Nominee (as applicable) shall, upon reasonable request, deliver to Buyer Guarantor all information concerning the Seller Group, each member of the Seller Group (including the Seller Nominee) and the Vessels and Option Vessels (if applicable) reasonably determined by the Buyer Guarantor to be required by law, rule or regulation, or as otherwise may be requested by the SEC, in connection with the Buyer Guarantor’s preparation and filing of the SEC Filings, including all financial statements and information in such form as they have available, whether audited and/or unaudited (Financial Statements), and the Seller shall use its commercially reasonable best efforts to cause its accountants to deliver to the Buyer Guarantor all reports on such financial statements and consents as may be required in connection with any SEC Filings.
If Financial Statements have not been prepared under such accounting principles or for such periods as required by the forms, rules and regulations of the SEC (for the purposes of this Clause 11.1.4, SEC Financial Requirements), the Seller and/or the Seller Nominee (as applicable) shall, to the extent practicable, give the Buyer Guarantor and its auditors access to the offices, properties, books and records of the Seller Group, as such auditors shall reasonably request in order to perform accounting procedures and work necessary to bring the Financial Statements into conformity with SEC Financial Requirements.
The reasonable costs of providing any information, consents, access or other requests made in accordance with this clause shall be borne by the Buyer Guarantor, provided that the  Buyer Guarantor has received reasonable and documented estimates and invoices for same.
12.	Warranties of the Buyer
The Buyer warrants to the Seller that each Buyer Warranty is true, accurate and not misleading as at the date of this Agreement. The Fundamental Buyer Warranties are deemed to be repeated immediately prior to Closing on the Closing Date. Any reference to the date of this Agreement in a Buyer Warranty shall, for the purposes of the repetition of that Buyer Warranty, be deemed to be a reference to the date of repetition. The Buyer Warranties are given subject to matters Disclosed and are subject to the limitations and qualifications set out in this Agreement, in particular the provisions set out in Schedule 12 to the extent provided in that Schedule.

12.1	Capacity of the Buyer and the Buyer Guarantor
12.1.1
Each of the Buyer and the Buyer Guarantor are companies limited by shares incorporated by registration under the Bermuda Companies Act and duly organised and validly existing under the laws of Bermuda.

12.1.2
Each of the Buyer and the Buyer Guarantor have full power and authority and have each respectively taken all necessary action to enable it to enter into and perform its obligations under this Agreement and all other Transaction Documents entered into, or to be entered into, by it, including the issue and allotment of the Consideration Shares and the Option Consideration Shares, and each of such Transaction Document, when executed and assuming the due authorisation, execution and delivery of the counterparties thereto, will constitute valid, binding and enforceable obligations of the Buyer and the Buyer Guarantor respectively in accordance with its terms.

12.1.3
Neither the Buyer nor the Buyer Guarantor requires the consent of any other person (including shareholders of the Buyer Group) or governmental authority other than the NYSE supplemental listing application to enter into or perform their respective obligations under this Agreement or any other Transaction Document entered into, or to be entered into, by it, including with respect to the issuance of the Consideration Shares and the Option Consideration Shares, and their respective entry into and performance of such agreements will not breach or constitute a default under its constitutional documents, any material contract, agreement, instrument or Law, or any undertaking to or judgment, order, injunction or decree of any court or Competent Authority.

12.1.4
There are no written contracts, agreements or understandings between the Buyer Guarantor and any person granting such person the right (other than rights which have been waived in writing or otherwise satisfied) to require the Buyer Guarantor to include any securities of the Buyer Guarantor in any prospectus supplement to the Existing Registration Statement or any new registration statement to be filed by the Buyer Guarantor pursuant to the Registration Rights Agreement.

12.1.5
Neither the Buyer nor the Buyer Guarantor is engaged in any litigation or arbitration proceedings which might have an effect upon its capacity or ability to execute or perform its respective obligations under this Agreement or any other Transaction Document entered into, or to be entered into, by it, including with respect to the issuance of the Consideration Shares and the Option Consideration Shares, and no such legal or arbitration proceedings have been threatened against either of them.

12.2	Share capital
12.2.1
The authorised share capital of the Buyer Guarantor consists of 500,000,000 shares of par value US$1.00 each. All shares of the Buyer Guarantor to be issued to the Seller Nominee pursuant to this Agreement have been duly authorised by the Buyer Guarantor. All shares of the Buyer Guarantor to be issued to the Seller Nominee pursuant to this Agreement will be validly issued and fully paid and non-assessable, and free of pre-emptive or similar rights under any provision of the Bermuda Companies Act and the memorandum of association or bye-laws of the Buyer Guarantor or any agreement to which the Buyer Guarantor is a party or otherwise bound.

12.2.2
No registration under the 1933 Act is required for the offer and sale of the Consideration Shares or the Option Consideration Shares by the Buyer Guarantor to the Seller Nominee pursuant to the terms of this Agreement.

12.3	SEC filings
12.3.1
As of the date of this Agreement, the Buyer Guarantor is subject to, and is in full compliance in all material respects with, the reporting requirements of Section 13 and Section 15(d), as applicable, of the Exchange Act and has timely filed all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended or supplemented, required to be filed with or furnished to the SEC by the Buyer since January 1, 2018 (together with any exhibits and schedules thereto and other information incorporated therein, the Buyer Guarantor SEC Filings).

12.3.2
As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Buyer Guarantor SEC Filing complied, and each Buyer Guarantor SEC Filing filed subsequent to the date hereof and prior to the earlier of the Closing Date and the termination of this Agreement will comply, as to form, in all material respects, with the applicable requirements of the 1933 Act and the 1934 Act, as applicable.  As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Buyer Guarantor SEC Filings. To the Buyer’s knowledge, the Buyer Guarantor is not the subject of an SEC investigation. No member of the Buyer Group other than the Buyer Guarantor is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.

12.3.3
As of the date of the filing of the Existing Registration Statement and as of the date of this Agreement, the Buyer Guarantor was and is eligible to use the Form F-3 under the 1933 Act. As of the date of the filing of the Existing Registration Statement, the Buyer Guarantor was a “well known seasoned issuer,” as defined in Rule 405 of the 1933 Act. The Existing Registration Statement is an “automatic registration statement,” as defined in Rule 405 of the 1933 Act, that initially became effective within three years of the date hereof. The Buyer Guarantor has not, as of the date of this Agreement, received from the SEC any notice pursuant to Rule 401(g)(2) of the 1933 Act objecting to use of the Existing Registration Statement. As of the date of this Agreement, no order suspending the effectiveness of the Existing Registration Statement has been issued by the SEC and no proceeding for that purpose or pursuant to Section 8A of the 1933 Act against the Buyer Guarantor has been initiated or, to the Buyer Guarantor’s knowledge, threatened by the SEC.

12.3.4
As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Buyer Guarantor SEC Filing filed pursuant to the 1934 Act did not, and each Buyer Guarantor SEC Filing filed subsequent to the date hereof and prior to the earlier of the Closing Date and the date of termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, provided, however, that the Buyer Guarantor shall have no such obligations or liabilities with respect to any written information pertaining to the Seller or Seller Nominee furnished in writing to the Buyer Guarantor by or on behalf of the Seller or Seller Nominee specifically for inclusion therein.

12.3.5
The Existing Registration Statement at the time it became effective, including the prospectus contained therein and any documents incorporated by reference therein, did not, and any prospectus supplement filed under the Existing Registration Statement or new registration statement related to the Consideration Shares and, where applicable, the Option Consideration Shares, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided, however, that the Buyer Guarantor shall have no such obligations or liabilities with respect to any written information pertaining to the Seller or Seller Nominee furnished in writing to the Buyer Guarantor by or on behalf of the Seller or Seller Nominee specifically for inclusion therein.

12.3.6
As of the date of this Agreement, the Buyer Guarantor and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  The Buyer Guarantor maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) of the 1934 Act) that have been designed by, or under the supervision of, the Buyer Guarantor’s principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Buyer Guarantor maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) that have been designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Buyer Guarantor in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Buyer’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Buyer Guarantor required under the 1934 Act with respect to such reports.

12.3.7
As of the date of this Agreement, the Buyer Guarantor is in compliance with in all material respects the applicable listing and other rules and regulations of NYSE, and has not received any notice asserting any non-compliance with the listing requirements of NYSE.

12.4	Financial statements
12.4.1
The audited consolidated balance sheets of the Buyer as of 31 December 2018 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended 31 December 2017 and 31 December 2018 (including the related notes and schedules), included in the Buyer’s Annual Report filed on Form 20-F for the fiscal year ended 31 December 2018 complied in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with US GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present, in all material respects, the consolidated financial conditions, results of operations and cash flows of the Buyer Group as of the indicated dates for the indicated periods.

12.5	Compliance with laws
12.5.1	To the Buyer’s knowledge, the Buyer and each member of the Buyer’s Group are, and since 31 December 2018 have been, in all material respects, in compliance with all Laws and

Governmental Authorizations to which the Buyer and such member of the Buyer’s Group, or their respective material assets, is subject, except for such consents of which would not, individually or in the aggregate, reasonably be expected to have a have a material adverse effect on: (A) the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Buyer or the Buyer Guarantor, taken as a whole; (B) the ability of the Buyer or the Buyer Guarantor to perform its obligations in all material respects under any Transaction Document; (C) the validity or enforceability of any of the Transaction Documents; or (D) the consummation of the Transaction (for the purposes of this Clause 12.5, each a Material Adverse Effect)).
12.5.2
All necessary licences, consents, permits and authorisations (Licenses) have in all material respects been obtained by the Buyer and each member of the Buyer’s Group to enable the Buyer and each member of the Buyer’s Group to carry on its business in the places and in the manner in which such business is currently carried on and all such Licenses are valid and subsisting and have been complied with in all material respects, except where the failure to possess such Licences would not, individually or in the aggregate, have a Material Adverse Effect.

12.6	No Brokers
No person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against any member of the Buyer Group for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of any member of the Buyer Group.
13.	Warranties of the Seller
The Seller warrants to the Buyer that each Seller Warranty is true, accurate and not misleading as at the date of this Agreement. The Fundamental Seller Warranties as well as the Seller Warranties set out in Clauses 13.2.1, 13.2.2, 13.2.3, 13.2.4, 13.2.8 and 13.5 are deemed to be repeated immediately prior to Closing on the Closing Date. Any reference to the date of this Agreement in a Seller Warranty shall, for the purposes of the repetition of that Seller Warranty, be deemed to be a reference to the date of repetition.  The Seller Warranties are given subject to matters Disclosed and are subject to the limitations and qualifications set out in this Agreement, in particular the provisions set out in Schedule 12 to the extent provided in that Schedule.
13.1	Capacity of the Seller, the Seller Guarantor and the Seller Nominee
13.1.1	Each of the Seller, the Seller Guarantor and the Seller Nominee are corporations duly incorporated and validly existing under the laws of their respective country of incorporation.
13.1.2
Each of the Seller, the Seller Guarantor and the Seller Nominee have full power and authority and have each respectively taken all necessary action to enable it to enter into and perform its obligations under this Agreement and all other Transaction Documents entered into, or to be entered into, by it, and each of such Transaction Documents, when executed and assuming the due authorisation, execution and delivery of the counterparties thereto, will constitute valid, binding and enforceable obligations of the Seller, the Seller Guarantor and the Seller Nominee respectively in accordance with its terms.

13.1.3	Neither the Seller, the Seller Guarantor nor the Seller Nominee requires the consent of any other person or governmental authority to enter into or perform their respective obligations under this Agreement or any other Transaction Document entered into, or to be entered into, by it, and their respective entry into and performance of such agreements will not breach or constitute a default under its constitutional documents, any material contract, agreement, instrument or Law, or any undertaking to or judgment, order, injunction or decree of any court or Competent Authority.
13.1.4
Neither the Seller, the Seller Guarantor nor the Seller Nominee is engaged in any litigation or arbitration proceedings which might have an effect upon its capacity or ability to execute or perform its respective obligations under this Agreement or any other Transaction Document entered into, or to be entered into, by it and no such legal or arbitration proceedings have been threatened against either of them.

13.1.5	Each of the Company and the Option Company is duly incorporated and validly existing under the laws of the jurisdiction of its respective incorporation.
13.1.6
The Seller is the legal and beneficial owner of the Shares and the Option Shares. At the Signing Date, the Shares and the Option Shares are subject to the Existing Share Pledges and free and clear of any other Encumbrances.

13.1.7
No right has been granted to any person nor are there any securities outstanding that require either of the Company or the Option Company to allot, issue, sell, transfer or convert any share capital under any option or other agreement (including conversion rights and rights of pre-emption).

13.2	Contracts of the Company and the Option Company
13.2.1	The Company and the Option Company have been incorporated for the sole purpose of chartering the Vessels and/or the Option Vessels, as applicable.
13.2.2
As of the Signing Date the Company and the Option Company are party to the Contracts, provided that where repeated on the Closing Date, this Seller Warranty shall be caveated by any Contracts that have been terminated and/or any additional contracts as may have been entered into, in each case with the agreement in writing of the Buyer in accordance with Clause 5.2.1.

13.2.3
As of the Signing Date, neither the Company nor the Option Company are party to any contracts other than the Contracts and nor do they have any liabilities or obligations other than as set out in the Contracts, except for short term spot contracts for the employment of the Vessels and Option Vessels (as applicable), provided that where repeated on the Closing Date this Seller Warranty shall be caveated by any additional contracts and liabilities as may have been entered into or incurred (as appropriate) with the agreement in writing of the Buyer in accordance with Clause 5.2.1.

13.2.4
The Contracts are valid and binding, in full force and effect and enforceable in accordance with their written terms, provided that where repeated on the Closing Date, this Seller Warranty shall be caveated by any Contracts which have been terminated with the agreement in writing of the Buyer in accordance with Clause 5.2.1.

13.2.5
Neither the Seller, the Company nor the Option Company has received any notice that the Company or Option Company is in default under a provision of any Contract, and neither the Company nor the Option Company has received or given notice of termination of any Contract.

13.2.6
Neither the Company nor the Option Company is in default under or has committed any breach of any provision of any Contract (and no event has occurred which would constitute such a default), and to the Seller’s knowledge, no counterparty to a Contract is in default under any provision of any Contract or intends to terminate such Contract.

13.2.7	No “Termination Event” has occurred under the Bareboat Charters or the Option Bareboat Charters.
13.2.8
There are no Encumbrances over any assets of the Company or the Option Company other than such Encumbrances as are granted pursuant to the Bareboat Charters or Option Bareboat Charters, provided that where repeated on the Closing Date, this Seller Warranty shall be caveated by any additional Encumbrances created with the agreement in writing of the Buyer in accordance with Clause 5.2.1.

13.3	Vessel / Option Vessels
13.3.1
Each Vessel and Option Vessel has her class maintained without overdue condition/recommendation, free of average damage affecting the vessel’s class, and with her classification certificates and national certificates, as well as all other required certificates, valid and unextended without condition/recommendation by the classification society or the relevant authorities.

13.3.2
The Vessels and Option Vessels are duly registered in the ship registry applicable for each Vessel and Option Vessel as a registered ship under the laws and flag of the relevant flag state as set out in Schedule 3.

13.3.3
The Vessels and Option Vessels are: (i) safely afloat, anchored, moored or underway; (ii) seaworthy in all material respects for hull and machinery insurance warranty purposes; (iii) in good condition, fair wear and tear excepted; (iv) free and clear of arrest and detention; (v) free of any governmental or other restrictions; and (vi) in compliance with maritime laws and regulations, including, but not limited to ISM and ISPS codes.

13.3.4
To the Seller's knowledge, no claims have been received from any governmental body regarding any environmental pollution caused in the course of the use of any of the Vessels or Option Vessel for which the Company or, as applicable, the Option Company may be held liable or in respect of which any action may be taken against the Company, the Option Company, a Vessel or an Option Vessel.

13.3.5	Insurance:
(a)
All premiums in respect of all insurance policies covering the Vessels and the Option Vessels have been duly paid when due and neither the Company or the Option Company has received a formal notice that any such insurances are invalid or unenforceable.

(b)	No material claims which remain outstanding have been made under any such insurances.
(c)	The insurances cover the full value of the Vessels and the Option Vessels and the insurance amount is in compliance with the requirements under the Contracts for the Vessels and Option Vessels.

13.4	Litigation
There are no claims, actions, lawsuits, administrative, governmental, arbitration or other legal proceedings pending or, to the Seller’s knowledge, threatened against or involving the Company or the Option Company.
13.5	Compliance with law
13.5.1
The Company and the Option Company have at all times conducted their respective businesses in accordance with and have complied with applicable Law, regulations, directives and orders in all material respects.

13.5.2
All necessary licences, consents, permits and authorisations have been obtained by the Company and the Option Company to enable it to carry on its business in the places and in the manner in which such business is currently carried on and all such licences, consents, permits and authorisations are valid and subsisting and have been complied with in all material respects.

13.6	Investment Intent
The Seller and the Seller Nominee understand that the Consideration Shares and the Option Consideration Shares (as applicable) are “restricted securities” and have not been registered under the 1933 Act or any applicable U.S. state securities law. The Seller Nominee is acquiring the Consideration Shares, and where applicable, the Option Consideration Shares as principal for its own account and do not presently have any agreement, plan or understanding, directly or indirectly, with any person to distribute or effect any distribution of any of the Consideration Shares and the Option Consideration Shares (as applicable) (or any securities which are derivatives thereof) to or through any person or entity. The Seller Nominee has not been formed for the specific purpose of acquiring the Consideration Shares and/or, where applicable, the Option Consideration Shares.
13.7	Seller Status
At the time the Seller was offered the Consideration Shares and the Option Consideration Shares (as applicable), it was and the Seller Nominee was, and at the date hereof it is and the Seller Nominee is, an “accredited investor” as defined in Rule 501(a) under the 1933 Act. The Seller Nominee is able to bear the economic risk of an investment in the Consideration Shares and the Option Consideration Shares (as applicable) and, at the present time, is able to afford a complete loss of such investment.
13.8	General Solicitation
The Seller Nominee is not acquiring the Consideration Shares and the Option Consideration Shares (as applicable) as a result of any advertisement, article, notice or other communication regarding the Consideration Shares and the Option Consideration Shares (as applicable) published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.
13.9	Access to Information
The Seller and the Seller Nominee have had an opportunity to ask questions and receive answers from the Buyer Group regarding the terms and conditions of the offering of the Consideration Shares and, where applicable, the Option Consideration Shares and the business, properties, prospects and financial condition of the Buyer Group. The foregoing, however, does not limit or modify the representations and warranties of the Buyer Guarantor in Clause 12 or the right of the Seller and the Seller Guarantor to rely thereon.
13.10	No Brokers
No person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against any member of the Buyer Group, the Company or the Option Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of any member of the Seller Group.
13.11	Reliance
The Seller and the Seller Nominee understand that the Consideration Shares and the Option Consideration Shares (as applicable) are being offered and sold to the Seller Nominee in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Buyer Group is relying in part upon the truth and accuracy of, and the Seller’s and the Seller Nominee’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Seller and the Seller Nominee set forth herein in order to determine the availability of such exemptions and the eligibility of the Seller Nominee to acquire the Consideration Shares and the Option Consideration Shares (as applicable).
13.12	Regulation M
The Seller and the Seller Nominee are aware that the anti-manipulation rules of Regulation M under the 1934 Act may apply to transactions in the ordinary shares of the Buyer Guarantor and other activities with respect to such ordinary shares by the Seller and the Seller Nominee.
13.13	Information
There are no agreements or other binding obligations entered into by the Company or the Option Company that in the opinion of the Seller are of importance for the Buyer which have not been Disclosed.
14.	Guarantee
14.1	Guarantee of Buyer’s obligations
14.1.1	The Buyer Guarantor irrevocably and unconditionally:
(a)	guarantees to the Seller punctual performance by the Buyer of all the Buyer's obligations under this Agreement and each other Transaction Document to which it is a party;
(b)
undertakes with the Seller that whenever the Buyer does not pay any amount or perform any obligation when due under or in connection with this Agreement or other Transaction Document (as applicable), the Buyer Guarantor shall immediately on demand pay that amount or perform or procure the performance of that obligation as if it were the principal obligor; and

(c)
undertakes to indemnify the Seller immediately on demand against any cost, loss or liability suffered by the Seller if any obligation guaranteed by the Buyer Guarantor is or becomes unenforceable, invalid or illegal; and the amount of the cost, loss or liability shall be equal to the amount that the Seller would otherwise have been entitled to recover.
14.1.2
This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Buyer under this Agreement or other Transaction Document (as applicable), regardless of any intermediate payment or discharge in whole or in part.

14.1.3	This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Seller.
14.1.4
If any payment or performance by the Buyer or the Buyer Guarantor or any discharge given by the Seller (whether in respect of the obligations of the Buyer or the Buyer Guarantor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of the Buyer and the Buyer Guarantor shall continue as if the payment, performance, discharge, avoidance or reduction had not occurred; and
(b)
the Seller shall be entitled to recover the value or amount of that security or payment from the Buyer or the Buyer Guarantor, as if the payment, performance, discharge, avoidance or reduction had not occurred.

14.1.5
The obligations of the Buyer Guarantor under this Clause 14.1 will not be affected by any act, omission, matter or thing which, but for this Clause 14.1, would reduce, release or prejudice any of its obligations under this Clause 14.1 (without limitation and whether or not known to it or the Seller) including:

(a)	any release, time, waiver or consent granted to, or composition with, the Buyer or the Buyer Guarantor or other person;
(b)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Buyer or the Buyer Guarantor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(c)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Buyer or the Buyer Guarantor or any other person;
(d)	any amendment (however fundamental) to or replacement of this Agreement or other Transaction Document (as applicable) or any other document or security;
(e)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement or other Transaction Document (as applicable) or any other document or security; or
(f)	any insolvency or similar proceedings.

14.1.6
The Buyer Guarantor waives any right it may have of first requiring the Seller to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Buyer Guarantor under this Clause 14.1.

14.1.7
Until all amounts which may be or become payable by the Buyer or the Buyer Guarantor under or in connection with this Agreement or other Transaction Document (as applicable) have been irrevocably paid in full, the Seller may:

(a)
refrain from applying or enforcing any other monies, security or rights held or received by it in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Buyer Guarantor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any monies received from the Buyer Guarantor or on account of the Buyer Guarantor's liability under this Clause 14.1.
14.1.8
Until all amounts which may be or become payable by the Buyer or the Buyer Guarantor under or in connection with this Agreement or other Transaction Document (as applicable) have been irrevocably paid in full and unless the Seller otherwise directs, the Buyer Guarantor will not exercise any rights which it may have because of performance by it of its obligations under this Agreement or other Transaction Document (as applicable) to:

(a)	be indemnified by the Buyer;
(b)	claim any contribution from any other guarantor of the Buyer's obligations under this Agreement or other Transaction Document (as applicable); or
(c)
take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Buyer under this Agreement or other Transaction Document (as applicable) or of any other guarantee or security taken under, or in connection with, this Agreement or other Transaction Document (as applicable) by the Buyer.

14.2	Guarantee of Seller’s obligations
14.2.1	The Seller Guarantor irrevocably and unconditionally:
(a)
guarantees to the Buyer punctual performance by the Seller and the Seller Nominee of all the Seller's and the Seller Nominee’s obligations under this Agreement and each other Transaction Document to which it is a party;

(b)
undertakes with the Buyer that whenever the Seller and/or the Seller Nominee does not pay any amount or perform any obligation when due under or in connection with this Agreement or other Transaction Document (as applicable), the Seller Guarantor shall immediately on demand pay that amount or perform or procure the performance of that obligation as if it were the principal obligor; and

(c)
undertakes to indemnify the Buyer immediately on demand against any cost, loss or liability suffered by the Buyer if any obligation guaranteed by the Seller Guarantor is or becomes unenforceable, invalid or illegal; and the amount of the cost, loss or liability shall be equal to the amount that the Seller and/or the Seller Nominee would otherwise have been entitled to recover.

14.2.2
This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable or obligations to be fulfilled by the Seller and the Seller Nominee under this Agreement or other Transaction Document (as applicable), regardless of any intermediate payment, fulfilment or discharge in whole or in part.

14.2.3	This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Buyer.
14.2.4
If any payment or performance by the Seller, the Seller Nominee or the Seller Guarantor or any discharge given by the Buyer (whether in respect of the obligations of the Seller, the Seller Nominee or the Seller Guarantor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of the Seller, the Seller Nominee and the Seller Guarantor shall continue as if the payment, performance, discharge, avoidance or reduction had not occurred; and
(b)
the Buyer shall be entitled to recover the value or amount of that security or payment from the Seller, the Seller Nominee or the Seller Guarantor, as if the payment, performance, discharge, avoidance or reduction had not occurred.

14.2.5
The obligations of the Seller Guarantor under this Clause 14.2 will not be affected by any act, omission, matter or thing which, but for this Clause 14.2, would reduce, release or prejudice any of its obligations under this Clause 14.2 (without limitation and whether or not known to it or the Buyer) including:

(a)	any release, time, waiver or consent granted to, or composition with, the Seller, the Seller Nominee or the Seller Guarantor or other person;
(b)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Seller, the Seller Nominee or the Seller Guarantor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(c)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Seller, the Seller Nominee or the Seller Guarantor or any other person;
(d)	any amendment (however fundamental) to or replacement of this Agreement or other Transaction Document (as applicable) or any other document or security;
(e)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement or other Transaction Document (as applicable) or any other document or security; or
(f)	any insolvency or similar proceedings.
14.2.6
The Seller Guarantor waives any right it may have of first requiring the Buyer to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Seller Guarantor under this Clause 14.2.

14.2.7
Until all amounts which may be or become payable by the Seller, the Seller Nominee or the Seller Guarantor under or in connection with this Agreement or other Transaction Document (as applicable) have been irrevocably paid in full, the Buyer may:

(a)
refrain from applying or enforcing any other monies, security or rights held or received by it in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Seller Guarantor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any monies received from the Seller Guarantor or on account of the Seller Guarantor's liability under this Clause 14.2.
14.2.8
Until all amounts which may be or become payable by the Seller, the Seller Nominee or the Seller Guarantor under or in connection with this Agreement or other Transaction Document (as applicable) have been irrevocably paid in full and unless the Buyer otherwise directs, the Seller Guarantor will not exercise any rights which it may have because of performance by it of its obligations under this Agreement or other Transaction Document (as applicable) to:

(a)	be indemnified by the Seller or the Seller Nominee;
(b)	claim any contribution from any other guarantor of the Seller's or Seller Nominee’s obligations under this Agreement or other Transaction Document (as applicable); or
(c)
take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Seller or the Seller Nominee under this Agreement or other Transaction Document (as applicable) or of any other guarantee or security taken under, or in connection with, this Agreement or other Transaction Document (as applicable) by the Seller or the Seller Nominee.

15.	Indemnification and claim for damages
15.1	Indemnification
15.1.1
The Seller shall indemnify and hold the Buyer and the Buyer Guarantor harmless from and against any and all losses, costs and expenses incurred by the Buyer arising out of or resulting from any and all Indemnity Claims and Tax Indemnity Claims.

15.1.2
Provided that: (i) the Reorganisation is implemented in full in accordance with the terms of the Reorganisation Steps Plan within two years of the Closing Date; and (ii) the Buyer commences the liquidation of the Company and, in circumstances where the Buyer has exercised the First Option prior to the First Option Exercise Expiry Date, the Option Company by initiating the liquidation process for the Company and, where applicable, the Option Company under Singapore law within 14 Business Days of the Closing Date and appointing liquidators within six (6) months of the Closing Date, the Seller shall indemnify and hold the Buyer and the Buyer Guarantor harmless in respect of any Reorganisation Tax Indemnity Claim. The Buyer may make changes to the Reorganisation Steps Plan, provided: (i) such changes are minor and do not increase any Tax in Singapore; or (ii) such changes are accepted in writing by the Seller.

15.2	Claim for damages
15.2.1
The Seller shall compensate in damages the Buyer and the Buyer Guarantor for any loss which the Buyer or the Buyer Guarantor incurs as a result of a breach of the Seller Warranties or any breach or non-fulfilment of any covenant, agreement or obligation to be performed by the Seller or the Seller Nominee or the Seller Guarantor pursuant to this Agreement or any other Transaction Document.

15.2.2
The Buyer shall compensate in damages the Seller, the Seller Guarantor and the Seller Nominee for any loss which the Seller, the Seller Guarantor or the Seller Nominee incurs as a result of a breach of the Buyer Warranties or any breach or non-fulfilment of any covenant, agreement or obligation to be performed by the Buyer or the Buyer Guarantor pursuant to this Agreement or any other Transaction Document.

15.3	Limitations
Clauses 15.1 and 15.2 are given subject to the limitations and qualifications set out in this Agreement, in particular the provisions set out in Schedule 12 to the extent provided in that Schedule.
16.	Miscellaneous
16.1	Confidentiality
Except as set forth in Clause 16.2, each of the Parties agrees that the content of this Agreement shall be confidential, except when disclosure is required by law, listing rules or by any order of any administrative or judicial authority.
16.2	Public announcements
The Parties hereby agree that no press releases or other public or official announcements will, in any circumstances other than required by any applicable law, rule, regulation, court order or stock exchange regulations or SEC rules and regulations, be made with respect to the execution and delivery of this Agreement or the Transaction or any other matters set out herein unless mutually discussed and agreed upon in writing by the Parties (the agreement of each Party not to be unreasonably withheld); provided, however, that the Parties hereby agree to mutually agree the content of a press release to be issued respectively by them on the Signing Date.  After publication of an agreed press release or other public announcement hereunder, the Parties are free to discuss the contents of such announcement with any other person.
16.3	No right of rescission, termination or reversal
Save as expressly provided in this Agreement, no Party will have any right to rescind or terminate this Agreement or otherwise require the reversal of the Transaction after the Signing Date.
16.4	Notices
Unless otherwise specified herein, any notice required to be given hereunder by any Party shall be deemed to have been given if mailed by prepaid registered mail or sent by e-mail to the other Parties as hereinafter set forth:
If to the Seller:	TRAFIGURA
Branch Office Geneva
1 rue de Jargonnant

1207 Geneva Switzerland
Attn: Geneva Lawyers
E-mail: Genevalawyers@trafigura.com

With a copy to:	Reed Smith LLP
Attn: Robert Wilkins
The Broadgate Tower
20 Primrose Street
London
EC2A 2RS
E-mail: rwilkins@reedsmith.com

If to the Buyer:	Frontfleet Ltd.
Attn.: Robert Hvide Macleod
Bryggegata 3
P.O. Box 1327-Vika,
0112 Oslo, Norway
E-mail: robert.macleod@frontmgt.no

With a copy to:	Advokatfirmaet BAHR AS
Attn: Anne Dahl Frisak
Tjuvholmen allé 16
P.O. Box 1524 Vika
NO-0117 Oslo
E-mail: andfr@bahr.no

With a copy to:	Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Keith J. Billotti, Esq.
Facsimile: 212-480-8421

If to the Buyer Guarantor:	Frontline Ltd.
Attn.: Robert Hvide Macleod
Bryggegata 3
P.O. Box 1327-Vika,
0112 Oslo, Norway
E-mail: robert.macleod@frontmgt.no

With a copy to:	Advokatfirmaet BAHR AS
Attn: Anne Dahl Frisak
Tjuvholmen allé 16
P.O. Box 1524 Vika
NO-0117 Oslo
E-mail: andfr@bahr.no

With a copy to:	Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Attention: Keith J. Billotti, Esq.
Facsimile: 212-480-8421

If to the Seller Guarantor:	TRAFIGURA
Branch Office Geneva
1 rue de Jargonnant
1207 Geneva Switzerland
Attn: Geneva Lawyers
E-mail: Genevalawyers@trafigura.com

With a copy to:	Robert Wilkins
The Broadgate Tower
20 Primrose Street
London
EC2A 2RS
E-mail: rwilkins@reedsmith.com

If to the Seller Nominee:	TRAFIGURA
Branch Office Geneva
1 rue de Jargonnant
1207 Geneva Switzerland
Attn: Geneva Lawyers
E-mail: Genevalawyers@trafigura.com

With a copy to:	Robert Wilkins
The Broadgate Tower
20 Primrose Street
London
EC2A 2RS
E-mail: rwilkins@reedsmith.com

16.5	Expenses
Save as expressly provided in this Agreement or any other Transaction Document, the Parties shall cover their respective expenses in connection with this Agreement, each of the other Transaction Documents to which they are respectively a  party and the consummation of the transactions contemplated therein, including professional fees and costs of attorneys, accountants and advisors. The Seller is responsible for any payment to the Escrow Agent in connection with the Transaction. The Buyer is responsible for: (i) any costs and expenses incurred in connection with the Holdco’s and the SPVs including, without limitation, with respect to their incorporation; and (ii) any payment in connection with the registration of the Consideration Shares and, where applicable, the Option Consideration Shares. No costs or expenses relating to the Transaction will be charged to the Company or, as applicable, the Option Company.
16.6	Assignment
This Agreement shall be binding upon and inure to the benefit of the successors of the Parties, but shall not be assignable by any of the Parties without the prior written consent of the other Parties. The benefit of this Agreement may, however, be assigned by a Party to any of its affiliates, provided that the assigning Party shall remain liable as for its own debt for all of its obligations under this Agreement.
16.7	Further assurances
The Parties shall take all actions as may be required to implement the terms of this Agreement and to cooperate with one another to effect these terms.
16.8	No Third Party Rights
No person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.
16.9	Waiver of claims
No failure to exercise, or delay in exercising, any right under this Agreement or provided by law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this Agreement or provided by law shall not preclude any further exercise of it.
16.10	Entire agreement; amendment
16.10.1
This Agreement and each of the other Transaction Documents constitutes the entire agreement between the Parties and shall supersede all previous expectations, understandings, communications, representations and agreements whether verbal or written between the Parties with respect to the subject matter hereof.

16.10.2	This Agreement shall not be amended, supplemented or otherwise modified except by written agreement of the Parties.
16.11	Counterparts
This Agreement may be executed in any number of counterparts, and by the Parties to it on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.
16.12	Governing law and jurisdiction
16.12.1
This Agreement and any dispute or claim (whether contractual or otherwise) arising out of or in connection with it or its subject matter shall be governed by and construed in accordance with English law.

16.12.2	The Parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim which may arise out of or in connection with this Agreement.
* * *
[signature page to follow]

Trafigura Maritime Logistics Pte. Ltd.	Frontfleet Ltd.
By: /s/ Patrick Burke	By: /s/ Anne Dahl Frisak
Name: Patrick Burke	Name: Anne Dahl Frisak
Title: Attorney-In-Fact

Trafigura Group Pte. Ltd.	Frontline Ltd.
By: /s/ Patrick Burke	By: /s/ Anne Dahl Frisak
Name: Patrick Burke	Name: Anne Dahl Frisak Title: Attorney-In-Fact

Urion Holdings (Malta) Limited
By: /s/ Patrick Burke
Name: Patrick Burke

SCHEDULE 1
EXISTING SHARE PLEDGES
(1)
Deed of pledge of shares in WFV XXVII dated 26 May 2017 given by the Seller to (i) Xiang T14 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T14), (ii) Xiang T15 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T15), (iii) Xiang T16 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T16), (iv) Xiang T17 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T17), (v) Xiang T18 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T18), (vi) Xiang T19 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T19), (vii) Xiang T20 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T20) and (viii) Xiang T21 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T21).

(2)
Deed of pledge of shares in WFV XXVIII dated 1 June 2017 given by the Seller to (i) Xiang T22 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T22), (ii) Xiang T23 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T23), (iii) Xiang T24 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T24) and (iv) Xiang T25 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T25).

(3)
Deed of pledge of shares in WFV XXVIII dated 15 December 2017 given by the Seller to (i) Xiang T45 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T45), and (ii) Xiang T46 SG International Ship Lease Pte. Limited (for the purposes of the Schedules to this Agreement, T46).

SCHEDULE 2
BAREBOAT CHARTERS AND OPTION BAREBOAT CHARTERS

(1)	Bareboat charter agreement dated 1 June 2017 between WFW XXVIII and T22 in respect of the MT Marlin Santorini.
(2)	Bareboat charter agreement dated 1 June 2017 between WFV XXVIII and T25 in respect of the MT Marlin Sardinia.
(3)	Bareboat charter agreement dated 26 May 2017 between WFV XXVII and T14 in respect of the MT Marlin Savannah.
(4)	Bareboat charter agreement dated 26 May 2017 between WFV XXVII and T15 in respect of the MT Marlin Suez.
(5)	Bareboat charter agreement dated 26 May 2017 between WFV XXVII and T18 in respect of the MT Marlin Singapore.
(6)	Bareboat charter agreement dated 26 May 2017 between WFV XXVII and T19 in respect of the MT Marlin Siena.
(7)	Bareboat charter agreement dated 26 May 2017 between WFV XXVII and T16 in respect of the MT Marlin Santiago.
(8)	Bareboat charter agreement dated 26 May 2017 between WFV XXVII and T21 in respect of the MT Marlin Silkeborg.
(9)	Bareboat charter agreement dated 26 May 2017 between WFW XXVII and T20 in respect of the Marlin Shanghai.
(10)	Bareboat charter agreement dated 26 May 2017 between WFW XXVII and T17 in respect of the Marlin Seoul.
(11)	Bareboat charter agreement dated 1 June 2017 between WFV XXVIII and T24 in respect of the MT Marlin Somerset.
(12)	Bareboat charter agreement dated 1 June 2017 between WFV XXVIII and T23 in respect of the MT Marlin Sicily.
(13)	Bareboat charter agreement dated 15 December 2017 between WFV XXVII and T45 in respect of the MT Marlin Samara.
(14)	Bareboat charter agreement dated 15 December 2017 between WFV XXVII and T46 in respect of the MT Marlin Sparta.

SCHEDULE 3
THE VESSELS, THE FIRST OPTION VESSELS AND THE SECOND OPTION VESSELS
Part A: THE VESSELS
Name	IMO	Shipyard / Hull No	Year Built	BB Charterer	Owner	Flag	GT/NT	Management
MT Marlin Savannah	9831828	HHI 2976	2019	WFV XXVII	Xiang T14 SG International Ship Lease Pte Limited	Singapore	82305/47612	CSM
MT Marlin Suez	9831830	HHI 2977	2019	WFV XXVII	Xiang T15 SG International Ship Lease Pte Limited	Singapore	82305/47612	ESM
MT Marlin Singapore	9832248	HSHI S964	2019	WFV XXVII	Xiang T18 SG International Ship Lease Pte Limited	Singapore	82305/47612	CSM
MT Marlin Siena	9832250	HSHI S965	2019	WFV XXVII	Xiang T19 SG International Ship Lease Pte Limited	Singapore	82305/47612	CSM
MT Marlin Santiago	9831842	HHI 2978	2019	WFV XXVII	Xiang T16 SG International Ship Lease Pte Limited	Singapore	82305/47612	ESM

Name	IMO	Shipyard / Hull No	Year Built	BB Charterer	Owner	Flag	GT/NT	Management
MT Marlin Silkeborg	9832274	HSHI S967	2019	WFV XXVII	Xiang T21 SG International Ship Lease Pte Limited	Singapore	82305/47612	CSM
MT Marlin Samara	9845130	HSHI S968	2019	WFV XXVII	Xiang T45 SG International Ship Lease Pte Limited	Singapore	81000/47612	CSM
MT Marlin Sparta	9847114	HSHI S969	2019	WFV XXVII	Xiang T46 SG International Ship Lease Pte Limited	Singapore	81000/47612	CSM
MT Marlin Seoul	9831854	HSHI 2979	2019	WFV XXVII	Xiang T17 SG International Ship Lease Pte Limited	Singapore	82305/51195	CSM
MT Marlin Shanghai	9832262	HSHI S966	2019	WFV XXVII	Xiang T20 SG International Ship Lease Pte Limited	Singapore	82305/47612	CSM

Part B: THE FIRST OPTION VESSELS
Name	IMO	Shipyard / Hull No	Year Built	BB Charterer	Owner	Flag	GT/NT	Management
MT Marlin Santorini	9835836	NTS 315827	2019	WFV XXVIII	Xiang T22 SG International Ship Lease Pte Limited	Singapore	82839/52005	PST
MT Marlin Sicily	9835848	NTS 315828	2019	WFV XXVIII	Xiang T23 SG International Ship Lease Pte Limited	Singapore	82000/51500	PST

Part C: THE SECOND OPTION VESSELS
Name	IMO	Shipyard / Hull No	Year Built	BB Charterer	Owner	Class	Flag	GT/NT	Management
MT Marlin Somerset	9835850	NTS 315829	2019	WFV XXVIII	Xiang T24 SG International Ship Lease Pte Limited	American Bureau	Singapore	82839/52005	PST
MV Marlin Sardinia	9835862	NTS 315830	2019	WFV XXVIII	Xiang T25 SG International Ship Lease Pte Limited		Singapore	82839/48758	PST

SCHEDULE 4
INTERIM TIME CHARTER AND INTERIM UMBRELLA AGREEMENT
Part A: AGREED FORM OF INTERIM TIME CHARTER

Part B: AGREED FORM OF INTERIM UMBRELLA AGREEMENT

SCHEDULE 5
TRAFIGURA TIME CHARTER

SCHEDULE 6
TRAFIGURA TIME CHARTER VESSELS AND OPTION VESSELS

Part A: TRAFIGURA TIME CHARTER VESSELS

1.	Marlin Savannah
2.	Marlin Singapore
3.	Marlin Shanghai
4.	Marlin Samara
5.	Marlin Santiago

Part B: TRAFIGURA TIME CHARTER FIRST OPTION VESSEL

1. Marlin Sicily

Part C: TRAFIGURA TIME CHARTER SECOND OPTION VESSEL

1.	Marlin Sardinia

SCHEDULE 7
Closing Payment

SCHEDULE 8
POSITION PENDING CLOSING
Except as contemplated by this Agreement or as approved by the Buyer in writing, the Seller shall procure that the Company and, in circumstances only where the First Option is exercised by the Buyer prior to the First Option Exercise Expiry Date, the Option Company shall between the Signing Date and the Closing Date (it being acknowledged and agreed between the Parties that if the Buyer does not exercise the First Option prior to the First Option Exercise Expiry Date the obligation in this Schedule 8 shall cease to apply to the Option Company with effect from the First Option Exercise Expiry Date):
(a)	refrain from:
(i)	amending its organisational documents or from otherwise changing the number of authorised or issued shares;
(ii)	issuing new shares, or options, warrants or other similar rights to acquire shares; and
(iii)	adopting any change in its certificate of incorporation, articles of association or by-laws.
(b)	not incur indebtedness for borrowed money or assume any other interest bearing liabilities;
(c)	not amend or terminate any of the Contracts and not enter into any new contracts;
(d)	not pass any resolution (whether in general meeting or by written resolution);
(e)	not make any change in its business as carried on at the date of this Agreement;
(f)	not incur any capital expenditure, other than in accordance with the ordinary course of its business of operating and maintaining the Vessels or, where applicable, Option Vessels chartered by it;
(g)	not waive, release, assign, settle or compromise any claim or legal action;
(h)	maintain the insurances Disclosed in the Data Room;
(i)	comply with applicable laws and maintain all material licenses, permits and authorisations required to carry on the business as presently conducted;
(j)
use reasonable commercial endeavours to comply with all terms and obligations of any Contract except for such obligations that are to be indirectly undertaken by the Buyer through the transfer of risk and reward to, as appropriate, the Vessels and Option Vessels in accordance with the terms of the Interim Time Charters;

(k)	not terminate any technical management agreement or otherwise agree any changes to the terms of such technical management agreement;

(l)
manage its business in connection with the operation, maintenance and insurance of the Vessels or, as applicable, the Option Vessels chartered by it under the terms of the relevant Bareboat Charter or Option Bareboat Charter;

(m)	not enter into any commitment for the employment or use of the Vessels or, as applicable, the Option Vessels, other than an Interim Time Charter;
(n)
not create or allow to subsist any new Encumbrances over any of its assets (including the Vessels or, as applicable, the Option Vessels) or undertaking except for liens arising in the ordinary course of business;

(o)	not make any change in its business as carried on at the date of this Agreement;
(p)	not permit or suffer any of its insurances in respect of any of its assets or its business to lapse or do anything which would make any policy of insurance void or voidable;
(q)	not enter into any agreement or obligation to do anything prohibited by paragraph (a) to (p) inclusive; and
(r)	consult with, and promptly give the Buyer full details of, any material corporate or financial matter of the Company or, as applicable, the Option Company.

SCHEDULE 9
RESTRICTIVE LEGEND
“THE SHARES EVIDENCED BY THIS ENTRY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES MAY NOT BE OFFERED, SOLD, LOANED, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.”

SCHEDULE 10
Closing Steps Plan

SCHEDULE 11
Contracts

SCHEDULE 12
SELLER’S / BUYER’S PROTECTION

SCHEDULE 13
Reorganisation Plan

SCHEDULE 14
TRANSFER AGENT INSTRUCTION LETTER

FRONTLINE LTD.
Par-la-Ville Place, 14 Par-la-Ville Road, 4th Floor
Hamilton, Bermuda
August 22, 2019

Computershare Trust Company N.A.
480 Washington Blvd.
Jersey City, NJ 07310
Attention:  Kerri Shenkin
Kerri.Shenkin@computershare.com

Re:	Frontline Ltd. (the “Company”)
COY FRLN /CLASS C02
In connection with that certain Sale and Purchase Agreement, dated as of August 22, 2019, between Trafigura Maritime Logistics Pte. Ltd., Trafigura Group Pte. Ltd., Urion Holdings (Malta) Limited, Frontfleet Ltd. and the Company, you are hereby authorized to issue, register and deliver an aggregate of 16,035,856 restricted ordinary shares, par value $1.00 per share, of the Company (the “Shares”) electronically in book-entry form to the person and in the amount set forth on Schedule I hereto, through the Direct Registration System, with an effective date of August 22, 2019. The purchase price per Share is $8.00.
The following legend should be attached to the Shares:
“THE SHARES EVIDENCED BY THIS ENTRY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES MAY NOT BE OFFERED, SOLD, LOANED, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES

NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.”
You are further instructed to place a stop transfer order on the Shares as so issued.

[Signature Page Follows]

Very truly yours, FRONTLINE LTD.

By:
Name:
Title:

[Signature Page to Instruction Letter]

Schedule I

Name of Recipient	Number of Shares	Computershare Account No.	Address of Record
DnB Bank ASA	16,035,856	[●]	Dronning Eufemias gate 30 NO-0191 Oslo, Norway
Total	16,035,856

I-1